FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
3rd Quarter Results

30 October 2026

AstraZeneca results: 9M and Q3 2026

Continued strong commercial performance and 12 positive Phase III programme readouts in the year to date

http://www.rns-pdf.londonstockexchange.com/rns/0827B_1-2026-10-29.pdf

Revenue and EPS summary

	9M 2026	% Change		Q3 2026	% Change
	$m	Actual	CER1	$m	Actual	CER
- Product Sales	43,962	7	5	15,066	5	5
- Alliance Revenue	2,806	33	32	1,107	36	36
Product Revenue	46,768	8	6	16,173	7	7
Collaboration Revenue	113	22	23	36	>3x	>3x
Total Revenue	46,881	8	7	16,209	7	7
Reported EPS ($)	5.62	10	11	2.02	23	26
Core2 EPS ($)	8.00	14	14	2.79	17	19

Key performance elements for 9M 2026

(Growth numbers at constant exchange rates)

  *
Total Revenue up 7%, with double-digit growth in Oncology, R&I and Rare Disease offsetting headwinds from Farxiga and Brilinta loss of exclusivity and volume-based procurement in China
  *
Core Operating profit and Core EPS increased 14%
  *
47 approvals in major regions since Q4 2025 results, including first approvals for four new medicines (Etcamah, Baxfendy, Klygefa and Amlypave)
  *
First Phase III data for three NMEs (tozorakimab, efzimfotase alfa and sonesitatug vedotin)

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

“In the first nine months we saw strong commercial momentum with total revenue up 7% and Core EPS up 14%, driven by our diverse therapy areas and global presence. We have had approvals for four new medicines and reported 12 positive Phase III programme readouts with a collective peak year revenue potential well in excess of ten billion dollars. Our rich series of upcoming readouts in 2027 has a potential of more than twenty billion dollars.

With multiple potential blockbuster assets in late-stage development and transformative technologies scaling rapidly, we are on track to deliver our 2030 ambition and to sustain growth through the next decade.”

Guidance

AstraZeneca reconfirms Total Revenue and Core EPS guidance3 for FY 2026 at CER, based on the average foreign exchange rates through 2025.

Total Revenue is expected to increase by a mid-to-high single-digit percentage
Core EPS is expected to increase by a low double-digit percentage

The Core Tax rate is expected to be between 18-22%

If foreign exchange rates for October 2026 to December 2026 were to remain at the average rates seen in September 2026, it is anticipated that Total Revenue in FY 2026 would benefit from a low single-digit percentage positive impact (unchanged) compared to the performance at CER, and Core EPS growth would be broadly similar (unchanged) to the growth at CER.

Results highlights

Table 1: Milestones achieved since the prior results announcement

Phase III and other registrational data readouts
Medicine	Trial	Indication	Event
Enhertu	DESTINY-Lung04	1L HER2m NSCLC	Primary endpoint met
Etcamah	SERENA-4	1L HR+ HER2- advanced breast cancer	Primary endpoint not met
Imfinzi + tarlatamab	DeLLphi-305	1L ES-SCLC (maintenance)	Primary endpoint met
Lynparza	MONO-OLA1	1L BRCAwt ovarian cancer	Dual primary endpoints met
Tagrisso + Orpathys	SAFFRON	2L+ EGFRm, MET-overexpressed and/or amplified NSCLC	Primary endpoint met
Tagrisso + Orpathys	SANOVO	1L EGFRm, MET-overexpressed NSCLC	Primary endpoint met
volrustomig	eVOLVE-Lung02	1L PD-L1 <50% mNSCLC	Discontinued due to futility
Tezspire	CROSSING	Eosinophilic esophagitis	Co-primary endpoints met
Ultomiris	AWAKE	Delayed Graft Function	Discontinued due to lack of efficacy

Regulatory approvals
Medicine	Trial	Indication	Region
Datroway	TROPION-Breast02	1L TNBC for patients where immunotherapy is not an option	EU, JP, CN
Enhertu	DESTINY-Breast09	1L HER2+ mBC	EU, JP, CN
Enhertu	DESTINY-Breast05	High-risk HER2+ early breast cancer (post-neoadjuvant)	EU, CN
Enhertu	DESTINY-PanTumor02	HER2+ solid tumours	CN
Etcamah	SERENA-6	ESR1m HR+ HER2- 1L advanced breast cancer	US
Imfinzi	POTOMAC	NMIBC	JP
Breztri	KALOS / LOGOS	Asthma	EU, JP
Klygefa (gefurulimab)	PREVAIL	Generalised myasthenia gravis	JP
Amlypave (anselamimab)	CARES	Kappa light chain amyloidosis	JP
Ultomiris	I CAN	IgAN	US
Ultomiris	ALXN1210-PNH-323	PNH	CN

Regulatory submissions or acceptances* in major regions
Medicine	Trial	Indication	Region
Calquence	AMPLIFY	1L CLL (fixed duration)	CN
Imfinzi	VOLGA	MIBC not candidates for cisplatin	US, EU, JP
Truqap	CAPItello-281	PTEN-deficient mHSPC	CN
tozorakimab	OBERON / TITANIA / PROSPERO	COPD	US, JP
Ultomiris	I CAN	IgAN	CN
Ultomiris	ALXN1210-TMA-314	HSCT-TMA (paediatric)	US
efzimfotase alfa	MULBERRY / CHESTNUT / HICKORY	HPP	US, EU, CN

* US, EU and China regulatory entries in this table denote filing acceptance

Other pipeline updates

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix document in the financial results section of the AstraZeneca investor relations website: www.astrazeneca.com/investor-relations.html

Table 2: Key elements of financial performance: Q3 2026
For the quarter	Reported	Change		Core	Change
ended 30 September	$m	Act	CER	$m	Act	CER
Product Revenue	16,173	7	7	16,173	7	7	* See Tables 3, 7, 23, 24 and 25 for further details of Product Revenue, Product Sales and Alliance Revenue
Collaboration Revenue	36	>3x	>3x	36	>3x	>3x	* See Tables 4 and 26 for further details of Collaboration Revenue
Total Revenue	16,209	7	7	16,209	7	7	* See Tables 5 and 6 for Total Revenue by Therapy Area and by region
Gross Margin (%)	82	-	+1pp	82	-	+1pp
+ Positive product mix effects
– Pricing headwinds, including those driven by loss of exclusivity and VBP in China
* Variations in Gross Margin can be expected between periods due to various factors, including fluctuations in foreign exchange rates, product                                seasonality and Collaboration Revenue

R&D expense	3,894	6	7	3,645	3	3
* Core R&D: 22% of Total Revenue (23% for 9M 2026)
+ Increasing number of trials, and patients in those trials
+ Investments in transformative technologies
+ Addition of R&D projects from business development
Positive data readouts for high value pipeline opportunities that have ungated large late-stage trials
* Variations in the year-on-year change in R&D expenses can be expected between periods due to the phasing of trial starts and completions

SG&A expense	5,108	-	-	3,909	2	2
* Core SG&A: 24% of Total Revenue (25% for 9M 2026)
+ Investment to support ongoing and future launches
* Variations in the year-on-year change in SG&A expenses can be expected between periods due to the phasing of product launches and other                                programmes

Other operating income and expense4	277	>3x	>3x	277	>2x	>2x	+ Various partner milestones and royalties + Disposal of Zoryve interest
Operating profit	4,387	22	26	5,855	17	20	+ See commentary above on Gross Margin, R&D, SG&A
Operating Margin (%)	27	+3pp	+4pp	36	+3pp	+4pp	and Other operating income and expense
Net finance expense	410	17	22	371	22	27
+ Lower interest income on short-term deposits and higher interest expense on short-term borrowings
+ Higher discount unwind on lease liabilities, principally due to the new strategic R&D centre in Massachusetts, US
– Reported Net finance expense benefitted from a lower discount unwind on contingent consideration liabilities

Tax rate (%)	21	-1pp	-1pp	21	-	-1pp	* Variations in the tax rate can be expected between periods
EPS ($)	2.02	23	26	2.79	17	19	+ See commentary above

For dollar values in this table, the unit of change is percent. For Gross Margin, Operating Margin and Tax rate, the unit of change is percentage points (pp).

In the table above, R&D expense, SG&A expense and Net finance expense are displayed as positive numbers. The plus and minus symbols next to comments denote the directional impact of the item being discussed. For example, a plus symbol next to a comment about an R&D item indicates that the item increased R&D expenditure relative to the prior year period.

Corporate and business development

Summit Therapeutics

In October AstraZeneca completed a $2bn equity investment in Summit Therapeutics Inc. (Summit). The investment gives AstraZeneca rights equivalent to approximately 12.0% of Summit Therapeutics’ outstanding common stock, or approximately 10.6% on a fully diluted basis.
AstraZeneca and Summit entered into a clinical collaboration agreement to evaluate sonesitatug vedotin in combination with Summit’s PD-1/VEGF bispecific antibody ivonescimab. The two companies also entered into a clinical collaboration with Daiichi Sankyo to evaluate Datroway in combination with ivonescimab.
AstraZeneca and Summit intend to enter into an additional agreement initiating a global development programme combining other AstraZeneca cancer medicines, including additional ADCs, with ivonescimab.

Kendall Square R&D Centre
In October, AstraZeneca formally opened its new global strategic R&D centre, in Kendall Square, Cambridge, Massachusetts. The state-of-the-art facility builds on the Company’s existing presence in Boston and Cambridge, Massachusetts and will be home to nearly 2,000 world-class researchers and scientists.

Reshaping for Sustainable Growth
AstraZeneca is in a catalyst rich period with more than 180 pipeline projects driving its next wave of growth and scientific innovation. To capitalise on this opportunity, the Company has initiated the Reshaping for Sustainable Growth (RSG) programme to create additional capacity to invest behind its industry-leading pipeline and transformative technologies. Over the next three years, the programme will redeploy resources and strengthen capabilities across AstraZeneca’s existing business and therapy areas. The RSG programme is expected to cost up to $2.0bn in one-time restructuring costs and deliver $1.5bn in annualised pre-tax run-rate benefits. The savings generated will continue to be reinvested back into the Company, principally in the pipeline. The Company anticipates activities to be essentially complete by the end of 2029.

insitro
In October, AstraZeneca entered into a strategic drug discovery collaboration and licensing agreement with insitro. Using advanced AI systems, the collaboration will identify novel drug targets and advance the design of new therapeutics for MASH and cardiomyopathies.

Under the terms of the agreement, insitro will receive an upfront payment of $40m, and is also eligible for up to approximately $1.46bn in potential development and commercial milestones, plus potential single digit royalties based on global commercial sales. AstraZeneca will have exclusive worldwide rights to advance selected programmes identified under the collaboration.

Dizal Pharmaceutical Co
In August, AstraZeneca completed the license agreement with Dizal Pharmaceutical Co., Ltd for Zegfrovy, which is approved in the US and China for the 2nd-line treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations. See Interim Financial Statements, Note 5, for further details.

Sustainability highlights

AstraZeneca ranked fifth on TIME Magazine’s 2026 World’s Best Companies list - its highest position to date and the top ranking among pharmaceutical companies - based on sustainability transparency, revenue growth, and employee satisfaction.

Reporting calendar

The Company intends to publish its FY and Q4 2026 results on 9 February 2027.

Conference call

A conference call and webcast for investors and analysts will begin today, 30 October 2026, at 14:30 UK time. Details can be accessed via astrazeneca.com.

Notes

1.
Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2026 vs. 2025. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

2.
Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Tables 10 and 11 in the Financial Performance section of this document.

3.
The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the Cautionary statements section regarding forward-looking statements at the end of this announcement.

4.
Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, is recorded in Other operating income and expense in the Group’s financial statements.

Revenue drivers

Table 3: Product Revenue (PR) by medicine
	9M 2026		% Change		Q3 2026		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Tagrisso	5,862	13	10	8	2,087	13	12	12
Imfinzi	5,538	12	28	27	1,990	12	24	26
Calquence	3,009	6	18	16	1,065	7	16	16
Lynparza	2,421	5	1	(2)	811	5	(3)	(3)
Enhertu	2,688	6	36	33	969	6	36	35
Zoladex	967	2	9	5	336	2	13	10
Truqap	641	1	30	29	210	1	9	9
Imjudo	263	1	4	4	103	1	23	25
Datroway	176	-	>4x	>4x	78	-	>3x	>3x
Etcamah	10	-	n/m	n/m	7	-	n/m	n/m
Other Oncology	313	1	(3)	(4)	109	1	2	3
Oncology PR	21,888	47	18	16	7,765	48	17	17
Farxiga	5,603	12	(12)	(15)	1,605	10	(25)	(25)
Crestor	1,018	2	8	5	332	2	9	6
Lokelma	638	1	23	23	219	1	16	17
Seloken	519	1	11	6	182	1	14	9
Brilinta	261	1	(61)	(62)	75	-	(48)	(50)
Wainua	189	-	33	33	68	-	16	17
roxadustat	78	-	(66)	(68)	21	-	(73)	(74)
Baxfendy	12	-	n/m	n/m	9	-	n/m	n/m
Other CVRM	298	1	(29)	(30)	92	1	(36)	(34)
Cardiovascular, Renal & Metabolism PR	8,616	18	(11)	(15)	2,603	16	(19)	(20)
Symbicort	2,084	4	(4)	(7)	666	4	(10)	(11)
Fasenra	1,655	4	14	13	602	4	13	14
Breztri	1,073	2	18	16	374	2	16	14
Tezspire	1,123	2	46	44	429	3	50	51
Saphnelo	615	1	27	27	235	1	31	32
Pulmicort	378	1	6	2	109	1	18	16
Airsupra	129	-	12	13	42	-	(7)	(4)
Other R&I	211	-	(9)	(11)	61	-	3	1
Respiratory & Immunology PR	7,268	16	12	10	2,518	16	11	11
Beyfortus	427	1	(10)	(10)	233	1	(1)	(2)
FluMist	172	-	30	29	146	1	20	20
Other ID	136	-	(38)	(41)	44	-	(24)	(25)
Infectious Disease PR	735	2	(11)	(12)	423	3	2	1
Ultomiris	4,016	9	16	16	1,432	9	17	19
Soliris	1,076	2	(25)	(26)	298	2	(35)	(35)
Strensiq	1,641	4	38	37	588	4	33	34
Koselugo	585	1	17	15	238	1	6	9
Other Rare Disease	226	-	28	25	77	-	20	24
Rare Disease PR	7,544	16	12	11	2,633	16	9	10
Other Medicines PR	717	1	(5)	(6)	231	1	(3)	(3)
Product Revenue	46,768	100	8	6	16,173	100	7	7

Alliance Revenue included above:
Enhertu	1,670	4	29	27	612	4	34	34
Tezspire	614	1	36	35	242	1	44	44
Beyfortus	279	1	11	11	156	1	11	10
Datroway	164	-	>4x	>4x	71	-	>2x	>2x
Other royalty revenue	76	-	8	8	25	-	8	4
Other Alliance Revenue	3	-	(16)	(16)	1	-	3	3
Alliance Revenue	2,806	6	33	32	1,107	7	36	36

Table 4: Collaboration Revenue
	9M 2026	% Change		Q3 2026	% Change
	$m	Actual	CER	$m	Actual	CER
Farxiga: sales milestones	80	(2)	(1)	36	>6x	>7x
Crestor: sales milestones	32	n/m	n/m	-	n/m	n/m
Others	1	(89)	(87)	-	n/m	n/m
Collaboration Revenue	113	22	23	36	>3x	>3x

Table 5: Total Revenue by Therapy Area
	9M 2026		% Change		Q3 2026		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	21,889	47	18	16	7,765	48	17	17
- Cardiovascular, Renal & Metabolism	8,728	19	(11)	(14)	2,639	16	(18)	(18)
- Respiratory & Immunology	7,268	16	12	10	2,518	16	11	11
- Infectious Disease	735	2	(11)	(12)	423	3	2	1
BioPharmaceuticals	16,731	36	(2)	(5)	5,580	34	(5)	(6)
Rare Disease	7,544	16	12	11	2,633	16	9	10
Other Medicines	717	2	(6)	(8)	231	1	(5)	(5)
Total Revenue	46,881	100	8	7	16,209	100	7	7

Table 6: Total Revenue by region
	9M 2026		% Change		Q3 2026		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	19,789	42	7	7	6,899	43	5	5
- Emerging Markets ex. China	7,085	15	11	8	2,276	14	4	4
- China	5,430	12	3	(3)	1,920	12	9	3
Emerging Markets	12,515	27	7	3	4,196	26	6	4
Europe	10,528	22	15	10	3,706	23	11	12
Established RoW	4,049	9	4	7	1,408	9	4	11
Total Revenue	46,881	100	8	7	16,209	100	7	7

Table 7: Product Revenue by region
	9M 2026		% Change		Q3 2026		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	19,788	42	7	7	6,899	43	5	5
- Emerging Markets ex. China	7,085	15	11	8	2,276	14	4	4
- China	5,430	12	3	(3)	1,920	12	9	3
Emerging Markets	12,515	27	7	3	4,196	26	6	4
Europe	10,528	23	15	10	3,706	23	11	12
Established RoW	3,937	8	3	7	1,372	8	3	9
Total Product Revenue	46,768	100	8	6	16,173	100	7	7

Total Revenue by Medicine

Oncology

Tagrisso
9M 2026$m	Total Revenue	% Change Actual CER		* Strong demand growth across indications and key regions, positioned as backbone across all stages of EGFRm NSCLC. Leading combination in 1L NSCLC (FLAURA2)
US	2,467	11	11	* Robust underlying demand
Emerging Markets	1,656	10	6	* More competitive environment in China in a slowing EGFRm TKI market
Europe	1,169	13	8
Established RoW	570	(3)	1	* Recent competitor entrant
Total	5,862	10	8

Imfinzi

9M 2026 $m	Total Revenue	% Change Actual CER		* Strong demand growth across all regions from existing indications and new launches
US	3,128	26	26	* Demand growth led by new GI and GU launches (MATTERHORN, NIAGARA)
Emerging Markets	627	35	33	* Strong growth in GI (HIMALAYA, TOPAZ) including new launches (MATTERHORN)
Europe	1,210	38	31	* Early momentum for new lung (ADRIATIC), GI (MATTERHORN) and GU (NIAGARA) launches
Established RoW	573	17	23	* Demand growth from new launches across GYN (DUO-E), GU (NIAGARA) and lung (ADRIATIC, AEGEAN)
Total	5,538	28	27

Calquence

9M 2026$m	Total Revenue	% Change Actual CER		* Sustained BTKi leadership in front-line CLL with launch momentum across finite use for 1L CLL (AMPLIFY) and 1L MCL (ECHO)
US	1,982	16	16	* Strong demand growth from ongoing leadership in front-line CLL BTKi market
Emerging Markets	214	31	25
Europe	690	21	16	* Rapid AMPLIFY adoption across key markets and further expansion in 1L MCL
Established RoW	123	6	6
Total	3,009	18	16

Lynparza

9M 2026$m	Total Revenue	% Change Actual CER		* Global leadership in mature first-generation PARPi market, volume growth offset by pricing in some markets
US	1,012	(4)	(4)	* Demand growth offset by gross to net adjustments
Emerging Markets	507	4	(1)	* Affected by generic competition in China and VBP implementation
Europe	710	6	1	* Stable volumes
Established RoW	192	-	3
Total	2,421	1	(2)

Enhertu
Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $4,675m in 9M 2026 (9M 2025: $3,575m). US in-market sales, recorded by Daiichi Sankyo, amounted to $2,329m in 9M 2026 (9M 2025: $1,734m). For periods up to and including Q3 2025, AstraZeneca’s mid-single-digit percentage royalty on Daiichi Sankyo's sales in Japan is recorded in Europe; from Q4 2025 this royalty is recorded in Established RoW.

9M 2026$m	Total Revenue	% Change Actual CER		* Standard-of-care in HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer, early uptake in other cancers
US	1,122	35	35	* Ongoing adoption in 1L HER2-positive breast cancer (DESTINY-Breast09) and early uptake following early breast cancer launches (DESTINY-Breast05, DESTINY-Breast11)
Emerging Markets	849	44	41	* Broader adoption and improved access across regions
Europe	596	22	15	* Further demand growth in chemotherapy naïve HER2-low breast cancer
Established RoW	121	91	90
Total	2,688	36	33

Other Oncology medicines

9M 2026$m	Total Revenue	% Change Actual CER
Zoladex	968	9	5	* Growth across Emerging Markets, partly offset by divestment of rights in Japan in May 2026
Truqap	641	30	29	* Achieved peak share in US in second-line biomarker-altered metastatic breast cancer; Q3 2026 affected by US destocking following bottle to blister transition
Imjudo	263	4	4	* Continued GI (HIMALAYA) growth ex-US and China launch in Q3 2026, offset by lower demand in some markets
Datroway	176	>4x	>4x
* Continued uptake in breast cancer with early adoption in 1L TNBC (TROPION-Breast02), and EGFRm later-line lung cancer
* Combined global sales by AstraZeneca and Daiichi Sankyo: $413m (9M 2025: $115m)

Etcamah	10	n/m	n/m	* Initial uptake following US launch (SERENA-6)
Other Oncology	313	(3)	(4)	* Generic erosion across markets

Other Oncology includes $14m of Total Revenue from Orpathys, partnered with HUTCHMED and $3m of Total Revenue from Zegfrovy

BioPharmaceuticals – Cardiovascular, Renal & Metabolism

Farxiga

9M 2026$m	Total Revenue	% Change Actual CER		* Growth impacted by US LoE and China VBP
US	795	(36)	(36)	* Multiple generics launched in Q2 2026
Emerging Markets	2,200	(16)	(21)	* Affected by generic competition, VBP implementation in China in Q1 2026 and unfavourable tender timing in some Emerging Markets
Europe	2,385	11	6	* Demand growth partly offset by generic entry in the UK in Q3 2025
Established RoW	303	(27)	(25)	* Generic T2D entry in Japan in Q4 2025. Milestone receipts in Q1 and Q3 2026
Total	5,683	(12)	(15)

Other CVRM medicines

9M 2026$m	Total Revenue	% Change Actual CER
Crestor	1,050	11	8	* Growth driven by Emerging Markets
Lokelma	638	23	23	* Growth in all major regions
Seloken	519	11	6	* Growth driven by Emerging Markets
Brilinta	261	(61)	(62)	* Decline driven by generic entry in the US and Europe in Q2 2025
Wainua	189	33	33	* Demand growth in ATTR-PN and geographic expansion
roxadustat	78	(66)	(68)	* Affected by generic competition in China and VBP implementation in Q1 2026
Baxfendy	12	n/m	n/m	* US launch in hypertension in Q2 2026
Other CVRM	298	(29)	(30)	* Generic erosion

BioPharmaceuticals - Respiratory & Immunology

Symbicort

9M 2026$m	Total Revenue	% Change Actual CER		* Market leader in ICS/LABA class with increasing generic competition
US	772	(15)	(15)	* Demand for brand offset by price pressure; launch of additional generic in market
Emerging Markets	653	5	1
Europe	425	5	(1)
Established RoW	234	(5)	(7)
Total	2,084	(4)	(7)

Fasenra

9M 2026$m	Total Revenue	% Change Actual CER		* Continued severe eosinophilic asthma market share leadership in IL-5 class, further fuelled by accelerated EGPA and HES indication launches
US	949	7	7	* Strong demand with IL-5 class leadership
Emerging Markets	149	85	78	* Strong China uptake post Q1 2026 NRDL listing with growth in other key markets
Europe	389	11	5	* Increased leadership in severe eosinophilic asthma partially offset by pricing
Established RoW	168	26	30	* Strong growth supported by EGPA in Japan
Total	1,655	14	13

Breztri

9M 2026$m	Total Revenue	% Change Actual CER		* Fastest growing medicine within the expanding FDC triple class (ICS/LABA/LAMA)
US	479	4	4	* Share growth in COPD and asthma launch offset by gross-to-net adjustments
Emerging Markets	329	38	31	* Market share leadership within FDC triple class in China
Europe	183	34	28	* Sustained growth from market share gains
Established RoW	82	19	21
Total	1,073	18	16

Tezspire

Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $1,876m in 9M 2026 (9M 2025: $1,321m).

9M 2026$m	Total Revenue	% Change Actual CER		* Sustained demand growth in severe asthma with launch momentum across multiple markets
US	614	36	35	* Continued strong demand growth in severe asthma and launch of CRSwNP
Emerging Markets	64	>2x	>2x	* Strong continued uptake
Europe	322	56	49	* Continued new-to-brand leadership across multiple markets and market growth
Established RoW	123	43	48
Total	1,123	46	44

Other R&I medicines

9M 2026$m	Total Revenue	% Change Actual CER
Saphnelo	615	27	27	* Strong demand growth fuelled by s.c. launches
Pulmicort	378	6	2	* Emerging Market growth offset by pressure in Europe and Established RoW
Airsupra	129	12	13	* US demand volume growth partially offset by pricing pressures
Other R&I	211	(9)	(11)

BioPharmaceuticals – Infectious Disease

Total Revenue for Beyfortus reflects the sum of Product Sales from AstraZeneca’s sales of manufactured product to Sanofi, and Alliance Revenue from AstraZeneca’s share of gross profits and royalties on sales in major markets outside the US.

9M 2026$m	Total Revenue	% Change Actual CER
Beyfortus	427	(10)	(10)	* Partner’s adjustment of inventory levels
FluMist	172	30	29
Other ID	136	(38)	(41)	* Other includes Synagis, which declined due to competition from Beyfortus

Rare Disease

Ultomiris

Total Revenue for Ultomiris includes sales of Voydeya, which is approved as an add-on treatment to Ultomiris and Soliris for the ~20‑30% of PNH patients who experience clinically significant EVH.

9M 2026$m	Total Revenue	% Change Actual CER		* Growth due to patient demand, both naïve to C5 medicines and conversion from Soliris across all indications (gMG, NMOSD, aHUS and PNH)
US	2,190	12	12	* Demand growth across indications, including within the competitive gMG and PNH landscapes
Emerging Markets	306	73	73	* Expansion into new markets and growth in patient demand
Europe	915	19	14	* Demand growth following launches; competition in gMG and PNH
Established RoW	605	11	16	* Continued conversion and strong patient demand
Total	4,016	16	16

Soliris

9M 2026$m	Total Revenue	% Change Actual CER		* Decline driven by conversion of patients to Ultomiris across all indications
US	595	(30)	(30)	* Affected by biosimilar pressure
Emerging Markets	311	(5)	(7)
Europe	89	(44)	(47)	* Affected by biosimilar pressure in PNH and aHUS
Established RoW	81	(24)	(23)
Total	1,076	(25)	(26)

Strensiq

9M 2026$m	Total Revenue	% Change Actual CER		* Growth driven by continued HPP patient demand
US	1,332	40	40
Emerging Markets	111	81	67	* Continued launches in new markets
Europe	104	17	12	* Demand growth and improved access following new launches
Established RoW	94	11	17
Total	1,641	38	37

Other Rare Disease medicines

9M 2026$m	Total Revenue	% Change Actual CER
Koselugo	585	17	15	* Continued patient demand, strong uptake following launch of adult indication. Q3 2026 benefitted from tender order timing in Emerging Markets
Other Rare Disease	226	28	25	* Other Rare Disease medicines include Kanuma, and Beyonttra (JP only)

Other Medicines

9M 2026$m	Total Revenue	% Change Actual CER
Other Medicines	717	(6)	(8)	* Generic erosion

R&D progress

This section covers R&D events and milestones that occurred from 27 July 2026 up to and including 29 October 2026. A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on AstraZeneca’s investor relations webpage. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses since the prior results announcement: the IASLC 2026 World Conference on Lung Cancer (WCLC) and the European Society for Medical Oncology Congress 2026 (ESMO). Across the two meetings, more than 140 abstracts were presented featuring 27 approved and potential new medicines including 38 oral presentations.

Datroway

Approval EU	TROPION-Breast02 July 2026	* As monotherapy for the 1st-line treatment of adult patients with unresectable or metastatic TNBC who are not candidates for PD-1/PD-L1 inhibitor therapy.
Approval JP	TROPION-Breast02 September 2026 New disclosure	* 1st-line treatment of unresectable or metastatic TNBC not candidates for PD-1/PD-L1 inhibitor therapy.
Approval CN	TROPION-Breast02 October 2026 New disclosure	* For patients with unresectable or metastatic TNBC not candidates for PD-1/PD-L1 inhibitor therapy.

Enhertu

Phase III readout and data presentation WCLC	DESTINY-Lung04 August/September 2026
  * Positive results from the DESTINY-Lung04 Phase III trial showed Enhertu reduced the risk of disease progression or death by 37% versus pembrolizumab plus chemotherapy (HR 0.63; 95% CI 0.50-0.79; p<0.0001) as 1st-line treatment of patients with unresectable, locally advanced or metastatic HER2-mutant non-squamous NSCLC. Median PFS was 14.3 months with Enhertu compared to 8.3 months for pembrolizumab plus chemotherapy.

Approval CN	DESTINY-Breast09 August 2026 New disclosure	* In combination with pertuzumab for the 1st-line treatment of adult patients with unresectable or metastatic HER2-positive breast cancer.
Approval EU	DESTINY-Breast09 September 2026	* In combination with pertuzumab for the 1st-line treatment of adult patients with unresectable or metastatic HER2-positive breast cancer.
Approval JP	DESTINY-Breast09 September 2026 New disclosure	* In combination with pertuzumab for the 1st-line treatment of adult patients with unresectable or metastatic HER2-positive breast cancer.
Approval CN	DESTINY-Breast05 October 2026 New disclosure	* Adjuvant treatment of adult patients with HER2-positive early breast cancer who have residual invasive disease after neoadjuvant taxane and trastuzumab-based treatment.
Approval CN	DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02 and DESTINY-PanTumor03 October 2026 New disclosure	* Unresectable or metastatic solid tumours with HER2 expression (IHC 3+) who have received prior treatment or have no satisfactory alternative treatment options.
Approval EU	DESTINY-Breast05 October 2026	* As monotherapy for the adjuvant treatment of adult patients with resected HER2-positive breast cancer who have residual invasive disease after neoadjuvant taxane-based and HER2-targeted treatment.

Etcamah (camizestrant)

Approval US	SERENA-6 September 2026
  * In combination with a CDK4/6 inhibitor (abemaciclib, palbociclib or ribociclib) for HR-positive, HER2-negative, locally advanced or metastatic breast cancer upon detection of ESR1 mutation during aromatase inhibitor and CDK4/6 inhibitor therapy, based on an FDA-authorised test.

Phase III readout	SERENA-4 September 2026
  * The SERENA-4 Phase III trial of Etcamah in combination with palbociclib did not meet the primary endpoint of PFS, however a numerical improvement was observed in the upfront 1st-line treatment of patients with ER-positive, HER2-negative advanced breast cancer who have not received any systemic treatment for advanced disease. The trial evaluated the Etcamah combination versus treatment with an aromatase inhibitor (anastrozole) in combination with palbociclib.

Imfinzi

Approval JP	POTOMAC August 2026 New disclosure	* In combination with Bacillus Calmette-Guérin for the treatment of adult patients with BCG-naïve, high-risk non-muscle-invasive bladder cancer.
Phase III readout and data presentation ESMO	DeLLphi-305 September/October 2026
 * Positive results from the DeLLphi-305 Phase III trial showed Imfinzi plus tarlatamab reduced the risk of death by 58% versus Imfinzi alone (HR 0.42; 95% CI 0.32-0.54; p<0.001) as 1st-line maintenance treatment for patients with ES-SCLC who had not progressed following standard induction treatment with Imfinzi plus platinum-etoposide chemotherapy. Median OS was 21.1 months with Imfinzi plus tarlatamab compared to 12.7 months for Imfinzi alone.

CHMP opinion EU	Label update September 2026 New disclosure	* Recommended update to the Imfinzi label reducing the infusion time from 60 to 30 minutes.
Priority Review US	VOLGA September 2026	* Perioperative treatment with Imfinzi in combination with neoadjuvant enfortumab vedotin for patients with MIBC who are ineligible for or have declined cisplatin-based chemotherapy.
Data presentation ESMO	VOLGA October 2026
 * Positive results from a planned interim analysis of the VOLGA Phase III trial showed perioperative Imfinzi plus neoadjuvant enfortumab vedotin reduced the risk of disease progression, recurrence, not undergoing surgery or death by 49% versus radical cystectomy with or without approved adjuvant treatment (EFS HR 0.51; 95% CI 0.38-0.67; p<0.0001) in patients with MIBC who were ineligible for or had refused cisplatin-based chemotherapy. Median EFS was not reached with the Imfinzi regimen compared to 12.1 months for the comparator arm. For the key secondary endpoint of OS, the Imfinzi regimen reduced the risk of death by 42% (HR 0.58; 95% CI 0.40-0.83; p=0.0027).

Lynparza

Phase III readout	MONO-OLA1 Q3 2026 New disclosure
  * Positive high-level results from the MONO-OLA1 Phase III trial showed that both primary endpoints were met, with Lynparza demonstrating statistically significant improvements in PFS versus placebo in both the BRCAwt HRD-positive and BRCAwt populations when used as 1st-line maintenance treatment for patients with newly diagnosed high grade serous or endometrioid ovarian cancer. The safety profile of Lynparza observed in MONO-OLA1 was generally consistent with its known profile. AstraZeneca does not intend to progress with regulatory filings in US, Europe, China or Japan given the increasing trend towards PARP inhibitors being approved and used primarily in the BRCAm and HRD-positive settings in 1L ovarian cancer, a population where Lynparza +/- bevacizumab, is already the established standard of care.

Tagrisso

Phase III readout and data presentation ESMO	SAFFRON August/October 2026
*  Positive results from the SAFFRON Phase III trial showed Tagrisso plus Orpathys reduced the risk of disease progression or death by 45% versus doublet platinum-based chemotherapy (HR 0.55; 95% CI 0.42-0.72; p<0.001) in patients with EGFRm locally advanced or metastatic NSCLC with high levels of MET overexpression or amplification who had progressed on prior treatment with Tagrisso. Median PFS was 7.6 months with Tagrisso plus Orpathys compared to 5.4 months for chemotherapy. For the key secondary endpoint of OS, Tagrisso plus Orpathys reduced the risk of death by 32% (HR 0.68; 95% CI 0.50-0.91; p=0.010), extending median OS by 4.9 months (17.8 versus 12.9 months).

Phase III readout and data presentation ESMO	SANOVO September/October 2026
  * Positive results from the SANOVO China-only Phase III trial showed Tagrisso plus Orpathys reduced the risk of disease progression or death by 44% versus Tagrisso alone in the intention-to-treat population (HR 0.56; 95% CI 0.43-0.74; p<0.0001) and by 55% in the high MET (IHC 3+) population (HR 0.45; 95% CI 0.31-0.66; p<0.0001) in treatment-naïve patients with EGFRm locally advanced or metastatic NSCLC and MET overexpression. Median PFS was 24.9 months with Tagrisso plus Orpathys compared to 13.8 months for Tagrisso alone in the intention-to-treat population. For the secondary endpoint of OS in the intention-to-treat population, Tagrisso plus Orpathys showed a very encouraging clinical benefit versus Tagrisso alone (HR 0.48; 95% CI 0.33-0.68), with median OS of 44.5 months compared to 34.9 months.

Data presentation WCLC	ADAURA September 2026
  * Updated exploratory results from the ADAURA Phase III trial showed Tagrisso demonstrated a sustained, clinically meaningful OS benefit at eight years compared to placebo in the adjuvant treatment of patients with early-stage (IB, II and IIIA) EGFRm NSCLC after complete tumour resection, reducing the risk of death by 47% in the primary population (Stage II-IIIA) (HR 0.53; 95% CI 0.38-0.75) and by 48% in the overall trial population (HR 0.52; 95% CI 0.39-0.71).

Truqap

Regulatory update EU	CAPItello-281 October 2026 New disclosure
  * Withdrawal of the Type II variation application for Truqap in combination with abiraterone for the treatment of PTEN-deficient metastatic hormone-sensitive prostate cancer, based on the CAPItello-281 Phase III trial.

sonesitatug vedotin (sone-ve)

Data presentation ESMO	CLARITY-Gastric01 October 2026
  * Positive results from a planned interim analysis of the CLARITY-Gastric01 Phase III trial showed sonesitatug vedotin reduced the risk of death by 53% versus investigator’s choice of therapy (HR 0.47; 95% CI 0.36-0.62; p<0.001) in patients with 3rd- and later-line CLDN18.2-positive advanced gastric, GEJ or oesophageal adenocarcinoma. Median OS was 10.0 months with sonesitatug vedotin compared to 5.0 months for investigator’s choice of therapy. In the overall 2nd- and later-line trial population, sonesitatug vedotin reduced the risk of death by 42% (HR 0.58; 95% CI 0.47-0.73; p<0.001); the other dual primary endpoint of PFS in this population did not reach statistical significance.

volrustomig

Phase III trial update	eVOLVE-Lung02 August 2026
  * The eVOLVE-Lung02 Phase III trial of volrustomig in combination with chemotherapy versus pembrolizumab and chemotherapy as 1st-line treatment for patients with metastatic NSCLC whose tumours express PD-L1 <50% has been discontinued, following an IDMC recommendation that the combination was unlikely to meet either of the dual primary endpoints of PFS or OS in the primary analysis population of patients with PD-L1 negative tumours (<1%). The other Phase III volrustomig trials continue as planned.

BioPharmaceuticals – Cardiovascular, Renal & Metabolism

Wainua

Data presentationESC	CARDIO-TTRansform August 2026
  * Wainua in patients with ATTR-CM did not meet the primary efficacy endpoint of the composite outcome of CV mortality and recurrent CV clinical events up to 140 weeks compared with placebo (rate ratio (RR) 0.89, 95% CI, 0.73-1.09, P=0.277). In a prespecified analysis, Wainua reduced the risk of CV death and recurrent CV events by 29% vs. placebo in patients not receiving a stabiliser at baseline (RR 0.71, 95% CI, 0.54-0.93).

BioPharmaceuticals – Respiratory & Immunology

Breztri (Trixeo)

Approval EU (Trixeo)	KALOS / LOGOS September 2026	* Maintenance treatment of asthma in patients 12 years of age and older who are not adequately controlled by a combination of a medium dose inhaled corticosteroid and long-acting b₂-agonist.
Approval JP (Breztri)	KALOS / LOGOS September 2026 New disclosure
  * For bronchial asthma (when a combination of an inhaled corticosteroid, a long-acting inhaled anticholinergic agent and a long-acting inhaled b₂-agonist is necessary). The intended use population includes both adults and children aged 12 years or above.

Approval US (Breztri)	NGP programme October 2026 New disclosure
  * Breztri, already licensed for the treatment of COPD in adults and asthma in patients 12 years of age and older, has received approval in the US for the updated formulation containing AstraZeneca’s next-generation propellant with near-zero global warming potential.

Tezspire

Phase III readout and data presentation UEGW	CROSSINGSeptember / October 2026
  * Positive results from the CROSSING Phase III trial demonstrated that treatment with Tezspire achieved histologic remission for 64.8% (210mg dose) and 68.9% (420mg dose) of patients at week 24, compared to 3.5% of patients on placebo (p<0.001). Tezspire also reduced the frequency and severity of dysphagia symptoms by 18.8 points (210mg dose; p=0.049) and 22.0 points (420mg dose, p<0.001) from baseline vs. 14.7 on placebo, as measured by the Dysphagia Symptom Questionnaire (DSQ) score, a patient-reported outcome measure. Efficacy was sustained in both doses through week 52, as measured in key secondary endpoints.

tozorakimab

Data presentation ERS	OBERON / TITANIA September 2026
  * Positive results from the OBERON and TITANIA Phase III trials demonstrated that tozorakimab, administered once every four weeks, demonstrated a reduction in moderate and severe COPD exacerbations in the primary population of former smokers by 29% (OBERON) and 34% (TITANIA), and in the overall population of current and former smokers by 30% (OBERON) and 29% (TITANIA) compared with placebo while on inhaled standard of care. In addition, based on a pooled analysis of OBERON and TITANIA, patients on tozorakimab with a baseline blood eosinophil count of less than 150 cells/uL achieved a 23% reduction in moderate and severe exacerbations; patients at or above 150 achieved a 34% reduction; and patients at or above 300 achieved a 43% reduction.

Priority Review US	OBERON / TITANIA / PROSPERO August 2026	* Add-on maintenance treatment for adult patients with COPD.
Data presentationCHEST	PROSPEROOctober 2026
  * In the PROSPERO long-term extension trial of OBERON and TITANIA, tozorakimab demonstrated a numerical, but not statistically significant, reduction in severe exacerbations (a different primary endpoint than OBERON and TITANIA) in the primary endpoint population of former smokers (21%; 0.26 vs 0.33 annualised rates; RR 0.79 (95% CI 0.61,1.01) p=0.0587). There was a nominally significant reduction in severe exacerbations in the overall population of former and current smokers (27%; 0.26 vs 0.36 annualised rates; RR 0.73 (95% CI 0.58, 0.91) p=0.0046). Consistent with the primary endpoint in the OBERON and TITANIA trials, PROSPERO, in a secondary endpoint, showed continued tozorakimab treatment maintained the reduction in moderate and severe COPD exacerbations in former smokers and the overall population at 104 weeks. The safety and tolerability profile of tozorakimab through 104 weeks in PROSPERO was consistent with the profile observed in the OBERON and TITANIA trials.

Rare Disease

Amlypave (anselamimab)

Approval JP	CARES September 2026	* For systemic light chain (AL) amyloidosis (only in patients with predominantly kappa immunoglobulin light chain).

efzimfotase alfa

Data presentation ASBMR	HICKORY October 2026
 * In the overall population, at week 25, efzimfotase alfa achieved a least squares (LS) mean difference of 17.05 metres (p=0.1675) change from baseline in the primary endpoint of 6MWT, compared to placebo. The lack of statistical significance was largely due to better-than-expected results observed in the adult-onset HPP placebo group.
 * In a combination of prespecified subgroups of adolescents and adults with paediatric-onset HPP, efzimfotase alfa demonstrated nominally significant and clinically meaningful benefits in the primary endpoint of 6MWT, achieving an LS mean difference of 35.6 metres (nominal p=0.0386) vs placebo at week 25, as well as the key secondary endpoints of 30s-STS (LS mean difference vs placebo: 1.3; nominal p=0.0384) and BPI-SF Pain Severity (LS mean difference vs placebo: -1.0; nominal p=0.0260).

Priority Review US	HICKORY/MULBERRY/CHESTNUT September 2026	Patients with hypophosphatasia aged ≥2 years.

Klygefa (gefurulimab)

Approval JP	PREVAIL September 2026 New disclosure	* For generalised myasthenia gravis (only for patients who are not adequately responsive to steroids or nonsteroidal immunosuppressants).
CHMP opinion EU	PREVAIL September 2026	* Recommended as an add-on to standard therapy for the treatment of generalised myasthenia gravis (gMG) in adults who are anti-acetylcholine receptor (AChR) antibody-positive.

Ultomiris

Approval CN	ALXN1210-PNH-323 August 2026 New disclosure	* For the treatment of adult and paediatric patients one month of age and older with paroxysmal nocturnal haemoglobinuria.
Phase III trial update	AWAKE October 2026 New disclosure
 * AWAKE Phase III clinical trial evaluating Ultomiris in adult kidney transplant recipients who are at risk of delayed graft function has been discontinued, following an IDMC recommendation that Ultomiris was unlikely to meet the trial’s primary endpoint of time to freedom from dialysis through 90 days post-transplant versus placebo. The safety profile observed in this trial was consistent with the known profile of Ultomiris, with no new safety concerns identified.

Approval US	I CAN October 2026	* For the reduction of proteinuria in adults with primary immunoglobulin A nephropathy who are at risk for disease progression.
Priority Review US	ALXN1210-TMA-314 ALX-TMA-502 September 2026 New disclosure	* Paediatric patients with haematopoietic stem cell transplant-associated thrombotic microangiopathy.

Sustainability

Sustainability highlights

AstraZeneca ranked fifth on TIME Magazine’s 2026 World’s Best Companies list - its highest position to date and the top ranking among pharmaceutical companies - based on sustainability transparency, revenue growth, and employee satisfaction.

At Climate Week NYC, AstraZeneca’s delegation, led by Pam Cheng, EVP Global Operations, IT and Chief Sustainability Officer, engaged with more than 60 stakeholders, and advancing dialogues on sustainable, equitable and resilient healthcare. The Company announced the next phase of its flagship Young Health Programme in partnership with UNICEF, bringing its total investment from 2010-2030 to more than $100 million. The programme, which supports young people in underserved communities, aims to prevent non-communicable diseases by activating young people to advance health equity and address the health impacts of climate change in more than 60 countries. Pam Cheng gave a live broadcast interview on the Company’s sustainability action at the New York Stock Exchange.

Climate and nature

AstraZeneca has successfully completed the transition of Breztri/Trixeo Aerosphere to its next-generation propellant (NGP) with near-zero global warming potential in 30 countries, following approvals in the UK, EU and Australia. In the US, Breztri received regulatory approval as the first inhaled respiratory medicine to use NGP. Regulatory filings have also been submitted in China and Japan.

The Company officially launched CARESA (CARe pathways Environmental Sustainability Assessment) a free tool that helps healthcare professionals model the potential environmental impact of patient care pathways and explore choices that could improve health outcomes for patients and the planet.

The European Network on Climate & Health Education, supported by AstraZeneca through the Sustainable Markets Initiative Health Systems Task Force which Pascal Soriot chairs, has helped 61 medical schools integrate sustainability into medical training, engaging over 3,000 faculty members and reaching 6,000 medical students to date.

AstraZeneca received the My Green Lab and International Institute for Sustainable Laboratories (I2SL) 2026 Freezer Challenge Award for the Biotech and Pharmaceutical sector for the third time. The Freezer Challenge is a global initiative that promotes more sustainable laboratory operations through improved freezer and cold storage management, helping reduce energy use and improve efficiency. In addition, in the UK, AstraZeneca maintained the highest achievable rating, Level 4, in the NHS Evergreen Sustainable Supplier Assessment for 2026–2027.

Health equity

A new report, Addressing Inequalities in COPD and Lung Cancer: A Framework for Action, was launched to help policymakers and health system leaders address inequalities in care. The report was informed by a literature review and international expert input, including from Brazil, Italy, Saudi Arabia, Spain and Vietnam, and the London School of Economics (LSE Health).

In the US, AstraZeneca held community engagement events in Baltimore and Houston to increase awareness of lung health and improve understanding of clinical research.

Through Cancer Care Africa (CCA), AstraZeneca advanced patient support, evidence generation and clinical capacity across several African countries. This includes digitalising the ‘Sanady’ patient support programme in Morocco; generating evidence in Egypt on the potential of AI-supported triage; publishing national lung cancer registry data in Algeria; and strengthening respiratory care capabilities in Kenya through training in pleural procedures, bronchoscopy and endobronchial ultrasound.

Healthy Heart Africa (HHA) partnered with Kenya’s Ministry of Health to launch the country’s first National CKD Guidelines and the second phase of the National CKD Registry. Since May 2025, HHA has screened over 11,000 high-risk individuals across Kenya for CKD. Uganda’s Ministry of Health launched HHA-supported CKD Guidelines.

Health systems resilience

AstraZeneca continued to advance its work to strengthen health systems through the Partnership for Health System Sustainability and Resilience (PHSSR), which has now collaborated with 36 countries.

Policy roadmaps on early action on NCDs were launched in seven countries, convening government representatives, policymakers and patient groups to help unlock system-level changes, including to advance and accelerate screening programs, early detection capability and sustainable funding for innovative medicines. In Q3, launches in Spain and Greece convened government representatives, policymakers and patient groups to unlock system-level change based on the roadmap’s recommendations. Spain’s State Secretary for Health spoke at the roadmap launch at the Congress of Deputies. In France, PHSSR brought together more than 50 participants to discuss health system sustainability and resilience, including the former French Minister for Solidarity and Health.

PHSSR also engaged stakeholders in Mexico on research recommendations, and Germany’s Monitor Versorgungsforschung, a peer-reviewed healthcare research journal, published an article examining the PHSSR Synthesis Report and its comparison of eight advanced health systems.

Operating and financial review

Reporting currency

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise.

Reporting period

The performance shown in this announcement covers the nine-month period to 30 September 2026 ('9M 2026') compared to the nine-month period to 30 September 2025 (‘9M 2025’), and the three-month period to 30 September 2026 ('the quarter' or 'Q3 2026') compared to the three-month period to 30 September 2025 (‘Q3 2025’), unless stated otherwise.

Non-GAAP financial measures

Core financial measures, EBITDA, Net debt, Core Tax rate and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated financial statements.

Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to better understand the financial performance and position of the Group on a comparable basis from period to period.

These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Non-GAAP financial measures (cont.)

Core financial measures are adjusted to exclude certain significant items:

–
Charges and provisions related to our global restructuring programmes, which includes charges that relate to the impact of restructuring programmes on our capitalised manufacturing assets and IT assets

–
Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

–
Other specified items, principally comprising acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain other payables arising from intangible asset acquisitions, remeasurement adjustments relating to certain other payables, debt items assumed from the Alexion acquisition and legal settlements

–
The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 53 of the Annual Report and Form 20-F Information 2025.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the Financial Performance section in this announcement.

Definitions

Gross Margin is defined as Gross Profit as a percentage of Total Revenue.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the Financial Performance section in this announcement.

Operating Margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt', included in the Notes to the Interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Financial performance

Table 8: Reported Profit and Loss
	9M 2026	9M 2025	% Change		Q3 2026	Q3 2025	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
- Product Sales	43,962	41,035	7	5	15,066	14,365	5	5
- Alliance Revenue	2,806	2,108	33	32	1,107	815	36	36
Product Revenue	46,768	43,143	8	6	16,173	15,180	7	7
Collaboration Revenue	113	93	22	23	36	11	>3x	>3x
Total Revenue	46,881	43,236	8	7	16,209	15,191	7	7
Cost of sales	(8,147)	(7,515)	8	3	(2,946)	(2,801)	5	2
Gross profit	38,734	35,721	8	7	13,263	12,390	7	8
Distribution expense	(437)	(426)	3	(1)	(151)	(148)	3	2
R&D expense	(11,439)	(10,370)	10	9	(3,894)	(3,663)	6	7
SG&A expense	(15,679)	(14,441)	9	7	(5,108)	(5,085)	-	-
Other operating income & expense	618	281	>2x	>2x	277	89	>3x	>3x
Operating profit	11,797	10,765	10	10	4,387	3,583	22	26
Net finance expense	(1,085)	(985)	10	9	(410)	(349)	17	22
Joint ventures and associates	(41)	(7)	>5x	>5x	(19)	10	n/m	n/m
Profit before tax	10,671	9,773	9	10	3,958	3,244	22	25
Taxation	(1,966)	(1,869)	5	6	(842)	(709)	19	22
Tax rate	18%	19%			21%	22%
Profit after tax	8,705	7,904	10	11	3,116	2,535	23	26
Earnings per share	$5.62	$5.10	10	11	$2.02	$1.64	23	26

Table 9: Reconciliation of Reported Profit before tax to EBITDA
	9M 2026	9M 2025	% Change		Q3 2026	Q3 2025	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	10,671	9,773	9	10	3,958	3,244	22	25
Net finance expense	1,085	985	10	9	410	349	17	22
Joint ventures and associates	41	7	>5x	>5x	19	(10)	n/m	n/m
Depreciation, amortisation and impairment	4,900	4,222	16	15	1,605	1,549	4	4
EBITDA	16,697	14,987	11	11	5,992	5,132	17	19

Table 10: Reconciliation of Reported to Core financial measures: 9M 2026
For the nine months ended 30 September	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	% Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	38,734	13	19	3	38,769	9	7
- Gross Margin	83%				83%	-	+1pp
Distribution expense	(437)	1	-	-	(436)	2	(1)
R&D expense	(11,439)	157	511	3	(10,768)	7	5
- R&D % of Total Revenue	24%				23%	-	-
SG&A expense	(15,679)	258	3,194	409	(11,818)	7	4
- SG&A % of Total Revenue	33%				25%	-	+1pp
Total operating expense	(27,555)	416	3,705	412	(23,022)	7	5
Other operating income & expense	618	(1)	-	1	618	>2x	>2x
Operating profit	11,797	428	3,724	416	16,365	14	14
- Operating Margin	25%				35%	+2pp	+2pp
Net finance expense	(1,085)	-	-	93	(992)	21	20
Taxation	(1,966)	(103)	(738)	(122)	(2,929)	11	12
EPS	$5.62	$0.21	$1.93	$0.24	$8.00	14	14

Table 11: Reconciliation of Reported to Core financial measures: Q3 2026
For the quarter ended 30 September	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	% Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	13,263	16	3	-	13,282	7	8
- Gross Margin	82%				82%	-	+1pp
Distribution expense	(151)	1	-	-	(150)	2	1
R&D expense	(3,894)	100	147	2	(3,645)	3	3
- R&D % of Total Revenue	24%				22%	+1pp	+1pp
SG&A expense	(5,108)	152	1,038	9	(3,909)	2	2
- SG&A % of Total Revenue	32%				24%	+1pp	+1pp
Total operating expense	(9,153)	253	1,185	11	(7,704)	2	2
Other operating income & expense	277	(1)	-	1	277	>2x	>2x
Operating profit	4,387	268	1,188	12	5,855	17	20
- Operating Margin	27%				36%	+3pp	+4pp
Net finance expense	(410)	-	-	39	(371)	22	27
Taxation	(842)	(63)	(224)	(11)	(1,140)	14	16
EPS	$2.02	$0.13	$0.62	$0.02	$2.79	17	19

Profit and Loss drivers

Gross profit

The movement in Gross Margin (Reported and Core) in 9M 2026 was a result of:

–
Positive effects from geographic mix

–
The changing mix of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Datroway, Tezspire, plus Koselugo in the prior year period) reduces Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The profit share paid to partners is recorded in AstraZeneca’s Cost of sales line

–
Pricing adjustments to medicines that have reached the end of their exclusivity periods, and implementation of the US government agreement announced in 2025

Variations in Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects.

R&D expense

The increase in R&D expense (Reported and Core) in the period was driven by:

–
Positive data readouts for high-value pipeline opportunities that have ungated late-stage trials

–
Investment in platforms, new technology and capabilities to enhance R&D capabilities

–
Addition of R&D projects following completion of previously announced business development activity

–
The change in Reported R&D expense also reflects impairment charges of $483m recorded against intangible assets in 9M 2026

SG&A expense

The increase in SG&A expense (Reported and Core) in the period was driven primarily by ongoing and future launches and to support continued growth in existing brands.

Other operating income and expense

The increase in Other operating income and expense (Reported and Core) was driven by increased royalty income and disposals of financial interests in mature medicines such as Zoryve.

Net finance expense

Core Net finance expense increased 21% (20% at CER) in 9M 2026, principally due to higher interest expense on short-term borrowings, lower interest income on short-term deposits and higher discount unwind on lease liabilities, also due to the prior year benefitting from adjustments relating to settlements with tax authorities.

Taxation

The effective Reported and Core tax rates in 9M 2026 were 18% and 19% respectively (9M 2025: both 19%). The cash tax paid in 9M 2026 was $2,634m (9M 2025: $2,193m), representing 25% of Reported Profit before tax (9M 2025: 22%).

Cash Flow

Table 12: Cash Flow summary: 9M 2026
For the nine months ended 30 September	9M 2026 $m	9M 2025 $m	Change$m
Reported Operating profit	11,797	10,765	1,032
Depreciation, amortisation and impairment	4,900	4,222	678
Movement in working capital and short-term provisions	(1,730)	64	(1,794)
Gains on disposal of intangible assets	(156)	(118)	(38)
Fair value movements on contingent consideration arising from business combinations	(15)	(29)	14
Non-cash and other movements	(125)	591	(716)
Interest paid	(1,147)	(1,069)	(78)
Taxation paid	(2,634)	(2,193)	(441)
Net cash inflow from operating activities	10,890	12,233	(1,343)
Net cash outflow from investing activities	(6,589)	(5,362)	(1,227)
Net cash outflow from financing activities	(2,066)	(4,262)	2,196
Net increase in cash and cash equivalents in the period	2,235	2,609	(374)

Net cash flow

The decrease in Net cash inflow from operating activities of $1,343m was primarily driven by Movement in working capital and short-term provisions including the impact of Farxiga loss of exclusivity in the US, higher taxation paid and foreign exchange fluctuations, offset by increased Operating profit.

The increase in Net cash outflow from investing activities of $1,227m was primarily driven by increased Purchase of intangible assets, including an upfront payment of $1,104m to CSPC Pharmaceuticals during Q2 2026.

The decrease in Net cash outflow from financing activities of $2,196m was primarily driven by the issue of new long-term loans of $4,972m, partially offset by the repayment of long-term loans of $2,456m in 9M 2026. There were no significant issuances or repayments of long-term loans in 9M 2025.

Capital expenditure

Capital expenditure on Property, plant and equipment and software-related intangible assets amounted to $2,284m in 9M 2026 (9M 2025: $2,091m). The increase of capital expenditure in 9M 2026 was driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Net debt

Net debt increased by $2,459m in the nine months to 30 September 2026 to $25,833m. Details of the committed undrawn bank facilities are disclosed within the Going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 3.

Net debt

Table 13: Net debt summary
	At 30 Sep 2026 $m	At 31 Dec 2025 $m	At 30 Sep 2025 $m
Cash and cash equivalents	7,936	5,711	8,143
Other investments	230	30	39
Cash and investments	8,166	5,741	8,182
Overdrafts and short-term borrowings	(473)	(644)	(622)
Commercial paper	(1,619)	-	(1,091)
Lease liabilities	(2,777)	(1,803)	(1,758)
Current instalments of loans	(2,857)	(2,460)	(4,461)
Non-current instalments of loans	(26,465)	(24,715)	(24,700)
Interest-bearing loans and borrowings (Gross debt)	(34,191)	(29,622)	(32,632)
Net derivatives	192	507	485
Net debt	(25,833)	(23,374)	(23,965)

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 4.800% Notes due 2027, 4.875% Notes due 2028, 1.750% Notes due 2028, 4.850% Notes due 2029, 4.900% Notes due 2030, 4.900% Notes due 2031, 2.250% Notes due 2031, 4.000% Notes due 2031, 4.875% Notes due 2033, 4.300% Notes due 2033, 5.000% Notes due 2034 and 4.600% Notes due 2036 (the "AstraZeneca Finance USD Notes"). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise. Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance USD Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 26 February 2026, 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised statements

Table 14: Obligor group summarised Statement of comprehensive income: 9M 2026
For the nine months ended 30 September	2026 $m	2025 $m
Total Revenue	-	-
Gross profit	-	-
Operating loss	(5)	-
Loss for the period	(832)	(957)
Transactions with subsidiaries that are not issuers or guarantors	6,740	6,509

Table 15: Obligor group summarised Statement of financial position
	At 30 Sep 2026 $m	At 30 Sep 2025 $m
Current assets	129	13
Non-current assets	11	141
Current liabilities	(4,704)	(5,976)
Non-current liabilities	(26,568)	(24,704)
Amounts due from subsidiaries that are not issuers or guarantors	25,450	21,519
Amounts due to subsidiaries that are not issuers or guarantors	-	-

Capital allocation

The Group’s capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; pursuing potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the Company and the level of reserves legally available for distribution.
In FY 2026, the Company intends to increase the annual dividend declared to $3.30 per share.

Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies.

The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

In FY 2025, capital expenditure on Property, plant and equipment and Software-related intangible assets amounted to $3,270m. In FY 2026 the Group expects to increase expenditure on Property, plant and equipment and Software-related intangible assets by a low-teens percentage, driven by manufacturing expansion projects and investments in systems and technology.

Foreign exchange

The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency.

Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cash flow hedge.

In addition, the Company's external dividend payments paid in pound sterling and Swedish krona, are fully hedged from the time of their announcement to the payment date.

Table 16: Currency sensitivities
Currency	Primary Relevance	Exchange rate vs USD (average rate in period)					Annual impact of 5% strengthening vs USD1 ($m)
		FY 20252	YTD 20263	Change (%)	Sep 20264	Change (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.88	0.86	3	0.87	2	499	234
CNY	Total Revenue	7.19	6.82	5	6.71	7	329	178
JPY	Total Revenue	149.64	158.51	(6)	156.40	(5)	179	120
GBP	Operating expense	0.76	0.74	2	0.75	2	50	(180)
SEK	Operating expense	9.81	9.38	4	9.75	1	9	(71)
Other							615	339

1. Assumes the average exchange rate vs USD in FY 2026 is 5% higher than the average rate in FY 2025. The impact data are estimates, based on best prevailing assumptions around currency profiles.
2. Based on average daily spot rates 1 January 2025 to 31 December 2025.
3. Based on average daily spot rates 1 January 2026 to 30 September 2026.
4. Based on average daily spot rates 1 September 2026 to 30 September 2026.

Interim financial statements

Table 17: Condensed consolidated statement of comprehensive income: 9M 2026
For the nine months ended 30 September	2026 $m	2025 $m
- Product Sales	43,962	41,035
- Alliance Revenue	2,806	2,108
Product Revenue	46,768	43,143
Collaboration Revenue	113	93
Total Revenue	46,881	43,236
Cost of sales	(8,147)	(7,515)
Gross profit	38,734	35,721
Distribution expense	(437)	(426)
Research and development expense	(11,439)	(10,370)
Selling, general and administrative expense	(15,679)	(14,441)
Other operating income and expense	618	281
Operating profit	11,797	10,765
Finance income	217	225
Finance expense	(1,302)	(1,210)
Share of after tax losses in associates and joint ventures	(41)	(7)
Profit before tax	10,671	9,773
Taxation	(1,966)	(1,869)
Profit for the period	8,705	7,904

Other comprehensive income
Items that will not be reclassified to profit and loss:
Remeasurement of the defined benefit pension liability	268	116
Net gains/(losses) on equity investments measured at fair value through Other comprehensive income	529	(21)
Tax expense on items that will not be reclassified to profit or loss	(77)	(13)
	720	82
Items that may be reclassified subsequently to profit and loss:
Foreign exchange arising on consolidation	(862)	2,266
Foreign exchange arising on designated liabilities in net investment hedges	47	15
Fair value movements on cash flow hedges	(12)	256
Fair value movements on cash flow hedges transferred to profit and loss	114	(318)
Fair value movements on derivatives designated in net investment hedges	(17)	(7)
(Costs)/gains of hedging	(70)	8
Tax expense on items that may be reclassified subsequently to profit and loss	(14)	(50)
	(814)	2,170
Other comprehensive (expense)/income for the period, net of tax	(94)	2,252

Total comprehensive income for the period	8,611	10,156

Profit attributable to:
Owners of the Parent	8,704	7,899
Non-controlling interests	1	5
	8,705	7,904

Total comprehensive income attributable to:
Owners of the Parent	8,612	10,149
Non-controlling interests	(1)	7
	8,611	10,156
Earnings per share
Basic earnings per $0.25 Ordinary Share	$5.62	$5.10
Diluted earnings per $0.25 Ordinary Share	$5.58	$5.06
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,561	1,561

Table 18: Condensed consolidated statement of comprehensive income: Q3 2026
For the quarter ended 30 September	2026 $m	2025 $m
- Product Sales	15,066	14,365
- Alliance Revenue	1,107	815
Product Revenue	16,173	15,180
Collaboration Revenue	36	11
Total Revenue	16,209	15,191
Cost of sales	(2,946)	(2,801)
Gross profit	13,263	12,390
Distribution expense	(151)	(148)
Research and development expense	(3,894)	(3,663)
Selling, general and administrative expense	(5,108)	(5,085)
Other operating income and expense	277	89
Operating profit	4,387	3,583
Finance income	67	85
Finance expense	(477)	(434)
Share of after tax (losses)/gains in associates and joint ventures	(19)	10
Profit before tax	3,958	3,244
Taxation	(842)	(709)
Profit for the period	3,116	2,535

Other comprehensive income
Items that will not be reclassified to profit and loss:
Remeasurement of the defined benefit pension liability	35	146
Net gains on equity investments measured at fair value through Other comprehensive income	64	104
Tax expense on items that will not be reclassified to profit or loss	(26)	(10)
	73	240
Items that may be reclassified subsequently to profit and loss:
Foreign exchange arising on consolidation	(163)	(198)
Foreign exchange arising on designated liabilities in net investment hedges	4	5
Fair value movements on cash flow hedges	69	(17)
Fair value movements on cash flow hedges transferred to profit and loss	18	(3)
Fair value movements on derivatives designated in net investment hedges	(21)	13
Costs of hedging	(70)	(2)
Tax (expense)/income on items that may be reclassified subsequently to profit and loss	(21)	2
	(184)	(200)
Other comprehensive (expense)/income for the period, net of tax	(111)	40

Total comprehensive income for the period	3,005	2,575

Profit attributable to:
Owners of the Parent	3,117	2,533
Non-controlling interests	(1)	2
	3,116	2,535

Total comprehensive income attributable to:
Owners of the Parent	3,006	2,575
Non-controlling interests	(1)	-
	3,005	2,575
Earnings per share
Basic earnings per $0.25 Ordinary Share	$2.02	$1.64
Diluted earnings per $0.25 Ordinary Share	$2.00	$1.62
Weighted average number of Ordinary Shares in issue (millions)	1,551	1,551
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,561

Table 19: Condensed consolidated statement of financial position
	At 30 Sep 2026	At 31 Dec 2025	At 30 Sep 2025
Assets	$m	$m	$m
Non-current assets
Property, plant and equipment	14,064	12,962	12,083
Right-of-use assets	2,714	1,741	1,700
Goodwill	21,157	21,242	21,219
Intangible assets	38,146	37,846	38,191
Investments in associates and joint ventures	268	302	296
Other investments	2,676	2,223	1,990
Derivative financial instruments	306	498	502
Other receivables	1,426	1,327	1,159
Income tax receivable	1,062	1,391	1,247
Deferred tax assets	6,655	5,819	6,129
	88,474	85,351	84,516
Current assets
Inventories	6,883	6,557	6,593
Trade and other receivables	14,736	15,177	14,338
Other investments	230	30	39
Derivative financial instruments	20	90	12
Income tax receivable	1,643	1,158	815
Cash and cash equivalents	7,936	5,711	8,143
	31,448	28,723	29,940
Total assets	119,922	114,074	114,456
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(4,949)	(3,104)	(6,174)
Lease liabilities	(445)	(382)	(379)
Trade and other payables	(23,572)	(25,280)	(25,028)
Derivative financial instruments	(26)	(81)	(29)
Provisions	(654)	(686)	(1,176)
Income tax payable	(1,621)	(1,084)	(1,268)
	(31,267)	(30,617)	(34,054)
Non-current liabilities
Interest-bearing loans and borrowings	(26,465)	(24,715)	(24,700)
Lease liabilities	(2,332)	(1,421)	(1,379)
Derivative financial instruments	(108)	-	-
Deferred tax liabilities	(3,617)	(3,500)	(3,604)
Retirement benefit obligations	(780)	(1,105)	(1,271)
Provisions	(988)	(918)	(929)
Income tax payable	(293)	(700)	(535)
Other payables	(2,258)	(2,379)	(2,013)
	(36,841)	(34,738)	(34,431)
Total liabilities	(68,108)	(65,355)	(68,485)
Net assets	51,814	48,719	45,971
Equity
Share capital	388	388	388
Share premium account	35,286	35,266	35,243
Other reserves	1,985	2,041	2,044
Retained earnings	14,069	10,972	8,213
Capital and reserves attributable to equity holders of the Parent	51,728	48,667	45,888
Non-controlling interests	86	52	83
Total equity	51,814	48,719	45,971

Table 20: Condensed consolidated statement of changes in equity
	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the Parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2025	388	35,226	2,012	3,160	40,786	85	40,871
Profit for the period	-	-	-	7,899	7,899	5	7,904
Other comprehensive (expense)/income	-	-	(61)	2,311	2,250	2	2,252
Transfer to Other reserves	-	-	48	(48)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,846)	(4,846)	-	(4,846)
Dividends paid to non-controlling interests	-	-	-	-	-	(2)	(2)
Issue of Ordinary Shares	-	17	-	-	17	-	17
Changes in non-controlling interests	-	-	-	8	8	(7)	1
Movement in shares held by Employee Benefit Trusts	-	-	45	-	45	-	45
Share-based payments charge for the period	-	-	-	529	529	-	529
Settlement of share plan awards	-	-	-	(800)	(800)	-	(800)
Net movement	-	17	32	5,053	5,102	(2)	5,100
At 30 September 2025	388	35,243	2,044	8,213	45,888	83	45,971

At 1 January 2026	388	35,266	2,041	10,972	48,667	52	48,719
Profit for the period	-	-	-	8,704	8,704	1	8,705
Other comprehensive income/(expense)	-	-	27	(119)	(92)	(2)	(94)
Transfer to Other reserves	-	-	10	(10)	-	-	-
Transactions with owners
Dividends	-	-	-	(5,002)	(5,002)	-	(5,002)
Dividends paid to non-controlling interests	-	-	-	-	-	(2)	(2)
Issue of Ordinary Shares	-	20	-	-	20	-	20
Changes in non-controlling interests	-	-	-	-	-	37	37
Movement in shares held by Employee Benefit Trusts	-	-	(93)	-	(93)	-	(93)
Share-based payments charge for the period	-	-	-	574	574	-	574
Settlement of share plan awards	-	-	-	(1,050)	(1,050)	-	(1,050)
Net movement	-	20	(56)	3,097	3,061	34	3,095
At 30 September 2026	388	35,286	1,985	14,069	51,728	86	51,814

Table 21: Condensed consolidated statement of cash flows: 9M 2026
For the nine months ended 30 September	2026 $m	2025 $m
Cash flows from operating activities
Profit before tax	10,671	9,773
Finance income and expense	1,085	985
Share of after tax losses of associates and joint ventures	41	7
Depreciation, amortisation and impairment	4,900	4,222
Movement in working capital and short-term provisions	(1,730)	64
Gains on disposal of intangible assets	(156)	(118)
Fair value movements on contingent consideration arising from business combinations	(15)	(29)
Non-cash and other movements	(125)	591
Cash generated from operations	14,671	15,495
Interest paid	(1,147)	(1,069)
Tax paid	(2,634)	(2,193)
Net cash inflow from operating activities	10,890	12,233

Cash flows from investing activities
Acquisition of businesses, net of cash acquired1	(600)	(60)
Payment of contingent consideration from business combinations	(290)	(897)
Purchase of property, plant and equipment	(1,986)	(1,774)
Disposal of property, plant and equipment	13	10
Purchase of intangible assets	(3,862)	(2,844)
Disposal of intangible assets	180	96
Purchase of non-current asset investments	(18)	(218)
Disposal of non-current asset investments	3	-
Movement in short-term investments, fixed deposits and other investing instruments	(196)	122
Payments to associates and joint ventures	(14)	(10)
Interest received	181	213
Net cash outflow from investing activities	(6,589)	(5,362)
Net cash inflow before financing activities	4,301	6,871

Cash flows from financing activities
Proceeds from issue of share capital	20	17
Own shares purchased by Employee Benefit Trusts	(763)	(508)
Payments to acquire non-controlling interests	-	(14)
Issue of loans and borrowings	4,972	9
Repayment of loans and borrowings	(2,456)	(20)
Dividends paid	(4,955)	(4,968)
Hedge contracts relating to dividend payments	(52)	113
Repayment of obligations under leases	(282)	(273)
Movement in short-term borrowings	1,450	1,382
Net cash outflow from financing activities	(2,066)	(4,262)

Net increase in Cash and cash equivalents in the period	2,235	2,609
Cash and cash equivalents at the beginning of the period	5,698	5,429
Exchange rate effects	(16)	42
Cash and cash equivalents at the end of the period	7,917	8,080

Cash and cash equivalents consist of:
Cash and cash equivalents	7,936	8,143
Overdrafts	(19)	(63)
	7,917	8,080
1. This item was previously named “Acquisition of subsidiaries, net of cash acquired”.

 Notes to the Interim financial statements

 Note 1: Basis of preparation and accounting policies

These unaudited Interim financial statements for 9M and Q3 ended 30 September 2026 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for 9M and Q3 ended 30 September 2026 were approved by the Board of Directors for publication on 30 October 2026.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2025 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2025.

The comparative figures for the financial year ended 31 December 2025 are not the Group’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and have been delivered to the Registrar of Companies; their report (i) was unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern
The Group has considerable financial resources available. As at 30 September 2026, the Group has $12.8bn in financial resources (Cash and cash equivalents of $7.9bn and undrawn committed bank facilities of $4.9bn that are available until April 2031), with $5.4bn of borrowings due within one year. These facilities contain no financial covenants.

The Group has assessed the prospects of the Group over a period of at least 12 months from the date of Board approval of these consolidated financial statements, with no deterioration noted requiring a further extension of this review. The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2025.

Note 2: Intangible assets

An intangible asset of $946m has been recognised in Q3 2026 comprising the rights to Zegfrovy from Dizal Pharmaceutical Co., Ltd (see Note 5).

During Q3, impairment charges recorded against products in development totalled $138m recorded within R&D expense.

During Q2, as previously announced, the strategic collaboration and license agreement with CSPC Pharmaceuticals closed. Under this agreement, the companies will initially progress four programmes, which utilise CSPC Pharmaceuticals’ advanced AI-driven peptide drug discovery platform and their proprietary LiquidGel once-monthly dosing platform technology. AstraZeneca paid an upfront payment of $1.2bn, of which $1.1bn was capitalised within intangible assets in Q2 2026. Contingent consideration of up to $3.5bn could be paid on achievement of regulatory milestones; these potential liabilities would be recorded when the relevant recognition event for a regulatory milestone is achieved. Further contingent sales milestones, as well as tiered royalties, could be payable and would be recognised when the associated milestones are triggered.

Note 3: Net debt

Table 22: Net debt
	At 1 Jan 2026	Cash flow	Non-cash and other	Exchange movements	At 30 Sep 2026
	$m	$m	$m	$m	$m
Non-current instalments of loans	(24,715)	(4,952)	2,979	223	(26,465)
Non-current instalments of leases	(1,421)	-	(930)	19	(2,332)
Total long-term debt	(26,136)	(4,952)	2,049	242	(28,797)
Current instalments of loans	(2,460)	2,453	(2,872)	22	(2,857)
Current instalments of leases	(382)	368	(437)	6	(445)
Commercial paper	-	(1,619)	-	-	(1,619)
Collateral received from derivative counterparties	(473)	155	-	-	(318)
Other short-term borrowings excluding overdrafts	(158)	14	-	8	(136)
Overdrafts	(13)	(6)	-	-	(19)
Total current debt	(3,486)	1,365	(3,309)	36	(5,394)
Gross borrowings	(29,622)	(3,587)	(1,260)	278	(34,191)
Net derivative financial instruments	507	457	(772)	-	192
Net borrowings	(29,115)	(3,130)	(2,032)	278	(33,999)
Cash and cash equivalents	5,711	2,241	-	(16)	7,936
Other investments - current	30	200	-	-	230
Cash and investments	5,741	2,441	-	(16)	8,166
Net debt	(23,374)	(689)	(2,032)	262	(25,833)

The table above provides an analysis of Net debt and a reconciliation of Net cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2025. Net debt is a non-GAAP financial measure.

Net debt increased by $2,459m in the nine months to 30 September 2026 to $25,833m, which includes the issue of new long-term loans of $4,972m, of which $20m was received from derivative financial instruments designated as hedges of those loans, and the repayment of long-term loans of $2,456m in 9M 2026. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 'Financial Instruments'.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 September 2026 was $318m (31 December 2025: $473m) and the carrying value of such cash collateral posted by the Group at 30 September 2026 was $181m (31 December 2025: $22m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives above.

During the nine months ended 30 September 2026, there have been no changes to the Group’s solicited credit ratings. Moody’s credit ratings were long term: A1; short term: P-1. Standard and Poor’s credit ratings were long term: A+; short term: A-1.

Note 4: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $605m (31 December 2025: $458m) and for which a fair value gain of $158m has been recognised in the nine months ended 30 September 2026 (9M 2025: loss of $47m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains/(losses) on equity investments measured at fair value through Other comprehensive income, in the Condensed consolidated statement of comprehensive income for the nine months ended 30 September 2026, are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $2,724m of other investments, $6,073m held in money-market funds and $192m of derivatives as at 30 September 2026. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $605m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $181m of cash collateral pledged to counterparties. The total fair value of Interest-bearing loans and borrowings as at 30 September 2026, which have a carrying value of $34,191m in the Condensed consolidated statement of financial position, was $32,494m.

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The final contingent consideration payment of $257m relating to BMS's share of the global diabetes alliance was made in Q1 2026.

Note 5: Business combinations

On 31 August 2026, AstraZeneca completed the exclusive license agreement with Dizal Pharmaceutical Co., Ltd for Zegfrovy (sunvozertinib), an oral irreversible epidermal growth factor receptor (EGFR) inhibitor for patients with lung cancer. Through this acquisition agreement, AstraZeneca has acquired worldwide rights to develop and commercialise Zegfrovy, along with China based employees and related contracts to support the manufacture of Zegfrovy.

The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’. Consequently, the assets acquired, and liabilities assumed are required to be recorded at fair value. Given the proximity of the acquisition to the reporting date, the purchase price allocation exercise under IFRS 3 is in process, with the following items disclosed on a provisional basis.

The total consideration fair value of $946m includes upfront cash consideration of $600m, and contingent consideration of $346m. Additional future payments are contingent upon achievement of specific development, regulatory and sales-related milestones. Additionally, Dizal will receive tiered royalties on the global sales of Zegfrovy. An intangible asset of $946m has been recognised comprising the rights to Zegfrovy.

Note 6: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2025 and the Interim Financial Statements for the six months ended 30 June 2026 (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the third quarter of 2026 and up to and including 29 October 2026

Patent litigation

Legal proceedings brought by AstraZeneca
Farxiga patent proceedings, US
* In May 2021, AstraZeneca proceeded to trial against ANDA filer Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (District Court). In October 2021, the District Court issued a decision finding the asserted claims of AstraZeneca’s patent as valid and infringed by Zydus’s ANDA product. In August 2022, Zydus appealed the District Court decision. Zydus’s appeal has been dismissed.
* In December 2023, AstraZeneca initiated ANDA litigation against Sun Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries, Inc. in the District Court. In September 2026, the District Court dismissed the matter.
* This matter is concluded.

Koselugo patent proceedings, US
  * In September 2026, AstraZeneca received a paragraph IV notice from Hetero USA, Inc. challenging patents relating to Koselugo.
  * AstraZeneca intends to file responsive ANDA litigation.
  * This matter remains at an early stage.

Lynparza patent proceedings, Canada
* In July 2025, AstraZeneca was served with a Notice of Allegation from Cipla Ltd (Cipla) challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in August 2025. In August 2026, AstraZeneca entered into a settlement agreement with Cipla resolving all Canada patent litigation with Cipla relating to Lynparza.
* In August 2025, AstraZeneca was served with a Notice of Allegation from Natco Pharma (Canada) Inc. (Natco) challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in October 2025. In September 2026, AstraZeneca entered into a settlement agreement with Natco resolving all Canada patent litigation with Natco relating to Lynparza.
* In November 2025, AstraZeneca was served with a Notice of Allegation from Zydus Lifesciences Limited challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in December 2025. A summary trial related to infringement is scheduled for January 2027 and a trial on other matters has not yet been scheduled.

Lynparza patent proceedings, US
 * AstraZeneca received a Paragraph IV notice relating to Lynparza patents from Natco Pharma Limited (Natco) in December 2022, Sandoz Inc. (Sandoz) in December 2023, Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in May 2024, and Zydus Pharmaceuticals (USA) Inc. (Zydus) in November 2024.
 * In response to these Paragraph IV notices, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigations against Natco, Sandoz, Cipla, and Zydus in the US District Court for the District of New Jersey. In the complaints, AstraZeneca alleged that the defendants’ generic versions of Lynparza, if approved and marketed, would infringe AstraZeneca’s patents.
 * In April 2026, AstraZeneca entered into a settlement agreement with Sandoz resolving all US patent litigation with Sandoz relating to Lynparza.
 * Trial has been scheduled to commence with the remaining defendants in January 2027.
 * In June 2026, AstraZeneca received Paragraph IV notices from Cipla relating to Lynparza dosage strengths not at issue in the previous litigation. In July 2026, AstraZeneca commenced responsive litigation. That matter remains at an early stage.

Tagrisso patent proceedings, Russia
* In August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow region (Court) against the Russian Ministry of Health (MOH) and Axelpharm LLC (Axelpharm) for improper use of AstraZeneca information in the authorisation of a generic version of Tagrisso. The suit against the MOH was dismissed in July 2024, after two appeals. The case against Axelpharm was dismissed in September 2024, and a subsequent appeal by AstraZeneca was also dismissed.
* In November 2023, Axelpharm sought a compulsory licence under a patent related to Tagrisso; the action remains pending. The Axelpharm patent on which the compulsory licensing action was based was held invalid by the Russian Patent and Trademark Office (PTO) in August 2024, following a challenge by AstraZeneca. The PTO’s decision was upheld in June 2025, following an appeal by Axelpharm. At a further appeal hearing in November 2025, the Intellectual Property Court Presidium reversed earlier decisions and held Axelpharm’s patent valid. The Supreme Court rejected appeals by AstraZeneca and the PTO against this decision in February 2026. AstraZeneca filed a new invalidity claim against Axelpharm’s patent in May 2026.
* In July 2024, AstraZeneca filed a patent infringement claim against Axelpharm in relation to a generic version of Tagrisso. The action was stayed by the Court pending resolution of the compulsory licensing action. In July 2026, AstraZeneca filed a patent infringement claim against OncoTarget LLC (OncoTarget) in relation to the manufacture of a generic version of Tagrisso and a further claim against Pharmproekt Limited Liability Company based on their participation in tenders relating to a generic version of Tagrisso.
* In August 2024, after AstraZeneca filed a complaint, the Federal Anti-Monopoly Service of Russia (FAS) initiated a case against Axelpharm and OncoTarget. In November 2024, the FAS found Axelpharm (but not OncoTarget) to have committed unfair competition. In June 2025, the finding against Axelpharm was reversed on appeal. In December 2025, on appeal by AstraZeneca, the appellate decision was affirmed. AstraZeneca filed a further appeal, and in April 2026, the Intellectual Property Court restored the FAS’s finding of unfair competition and prohibited Axelpharm from selling the generic drug.

Commercial litigation

Legal proceedings brought against AstraZeneca

Farxiga Privacy Litigation, US Considered to be a contingent liability
* In September 2026, a putative class action was filed in California State Court alleging that tracking technologies used on the Farxiga website collected and disclosed certain visitor information in violation of the privacy laws of California and other states.
* This matter remains at an early stage.

Syntimmune Milestone Litigation, US Considered to be a contingent liability
* As previously disclosed, since 2020, AstraZeneca has been defending a lawsuit filed in connection with AstraZeneca's acquisition of Syntimmune, Inc. (Syntimmune) by the stockholders’ representative for Syntimmune in Delaware State Court (Court) that alleged, among other things, breaches of the 2018 merger agreement (Merger Agreement).
* The stockholders’ representative alleged that AstraZeneca failed to meet its obligations under the Merger Agreement to use commercially reasonable efforts to achieve the milestones. AstraZeneca also filed a claim for breach of the representations in the Merger Agreement.
* A trial was held in July 2023. The Court issued partial decisions in September 2024, June 2025, and May 2026, concluding that the first milestone was achieved, that AstraZeneca had breached its contractual obligation to use commercially reasonable efforts to achieve the milestones, and that sellers breached a material representation in the Merger Agreement regarding manufacturing of drug substance and product supply.
*  In October 2026, the Court entered final judgment on its earlier decisions issuing a $392 million judgment, plus post judgment interest, against AstraZeneca.
* AstraZeneca intends to appeal.

Government investigations and proceedings

Legal proceedings brought against AstraZeneca

Respiratory Biologics False Claims Act Litigation, US Considered to be a contingent liability
 * In October 2026, AstraZeneca was served with an unsealed civil lawsuit brought by qui tam relators on behalf of the federal government and several states, which alleges that AstraZeneca engaged in unlawful marketing practices in connection with its promotion of Fasenra and Tezspire. Several other manufacturers are also named in the complaint with respect to their promotion of other respiratory biologics.
* This matter remains at an early stage.

Legal proceedings brought by AstraZeneca

340B State Litigation, US Considered to be a contingent asset
* AstraZeneca has ongoing lawsuits against Arkansas, Colorado, Hawaii, Louisiana, Maine, Maryland, Mississippi, Missouri, Nebraska, New Mexico, North Dakota, Oklahoma, Oregon, Rhode Island, South Dakota, Tennessee, Utah, Vermont, Washington, and West Virginia challenging the constitutionality of each state’s 340B statute.
* AstraZeneca has ongoing enforcement actions in Arkansas and Louisiana for alleged non-compliance with each state's 340B statute. In July 2026, Louisiana issued a cease-and-desist letter concerning AstraZeneca's 340B policy.
* In August and September 2026, the Mississippi and Arkansas District Courts, respectively, granted summary judgment in favor of those states. AstraZeneca has appealed or intends to appeal those decisions.
* In August 2026, courts in Colorado, Maine, and South Dakota dismissed AstraZeneca’s complaints. AstraZeneca has appealed.
* In August 2026, AstraZeneca was served with an unfair trade practices complaint by the State of Arkansas concerning its 340B policies.

Calquence Inflation Reduction Act Litigation, US Considered to be a contingent asset
* In December 2025, AstraZeneca filed a lawsuit in the US District Court for the District of Maryland (District Court) challenging the Center for Medicare and Medicaid Studies' interpretation of “qualifying single source drug” under the Inflation Reduction Act and its application in selecting Calquence for drug price negotiation.
* In August 2026, the District Court entered judgment against AstraZeneca and AstraZeneca appealed.

Tagrisso Regulatory Proceedings, UK and Europe
* In May 2026, AstraZeneca filed separate legal actions in the UK High Court and the General Court of the European Union challenging determinations by the Medicines and Healthcare products Regulatory Agency and the  *  European Medicines Agency to grant marketing authorizations for Hansoh’s aumolertinib. No trial date has been set.
* In September 2026, the European Commission revoked the marketing authorization for aumolertinib.

Other

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 7: Subsequent events

On 5 October 2026, AstraZeneca completed its $2.0 billion equity investment in Summit Therapeutics Inc., with the full amount paid at closing. The investment gives AstraZeneca rights equivalent to approximately 12.0% of Summit Therapeutics outstanding common stock, or approximately 10.6% on a fully diluted basis, and has been recognised as a non-current investment in Q4 2026.

Note 8: Analysis of Revenue and Other operating income and expense

Table 23: Product Sales year-on-year analysis: 9M 2026

For the nine months	World			US		Emerging Markets			Europe			Established RoW
ended 30 September		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	5,862	10	8	2,467	11	1,656	10	6	1,169	13	8	570	(3)	1
Imfinzi	5,538	28	27	3,128	26	627	35	33	1,210	38	31	573	17	23
Calquence	3,009	18	16	1,982	16	214	31	25	690	21	16	123	6	6
Lynparza	2,421	1	(2)	1,012	(4)	507	4	(1)	710	6	1	192	-	3
Enhertu	1,019	49	45	-	-	701	47	44	205	41	33	113	78	75
Zoladex	932	9	5	18	35	745	13	8	119	6	1	50	(24)	(26)
Truqap	641	30	29	450	9	55	n/m	n/m	97	n/m	n/m	39	82	87
Imjudo	263	4	4	157	(5)	33	89	86	43	21	16	30	(14)	(10)
Datroway	12	n/m	n/m	-	-	11	n/m	n/m	1	n/m	n/m	-	-	-
Etcamah	10	n/m	n/m	7	n/m	3	n/m	n/m	-	-	-	-	-	-
Other Oncology	311	(3)	(4)	7	20	215	-	(3)	12	(20)	(21)	77	(11)	(5)
Oncology	20,018	16	14	9,228	14	4,767	19	15	4,256	22	16	1,767	6	10
Farxiga	5,602	(12)	(15)	795	(36)	2,200	(16)	(21)	2,385	11	6	222	(32)	(30)
Crestor	1,017	8	5	27	(25)	912	13	9	1	28	(14)	77	(19)	(16)
Lokelma	638	23	23	239	6	149	50	44	136	50	44	114	13	20
Seloken	518	11	6	-	n/m	500	11	6	15	6	3	3	6	(4)
Brilinta	261	(61)	(62)	16	(95)	207	2	(1)	33	(75)	(76)	5	(33)	(36)
Wainua	189	33	33	170	24	5	39	47	12	n/m	n/m	2	n/m	n/m
roxadustat	78	(66)	(67)	-	-	78	(66)	(67)	-	-	-	-	-	-
Baxfendy	12	n/m	n/m	11	n/m	1	n/m	n/m	-	-	-	-	-	-
Other CVRM	298	(29)	(30)	(11)	n/m	212	2	-	55	(54)	(55)	42	(11)	(6)
CVRM	8,613	(11)	(15)	1,247	(38)	4,264	(8)	(12)	2,637	5	-	465	(20)	(17)
Symbicort	2,084	(4)	(7)	772	(15)	653	5	1	425	5	(1)	234	(5)	(7)
Fasenra	1,655	14	13	949	7	149	85	78	389	11	5	168	26	30
Breztri	1,073	18	16	479	4	329	38	31	183	34	28	82	19	21
Tezspire	509	61	57	-	-	64	n/m	n/m	322	56	49	123	43	48
Saphnelo	615	27	27	516	23	18	72	72	57	68	61	24	36	41
Pulmicort	378	6	2	5	43	309	10	6	42	(9)	(14)	22	(19)	(19)
Airsupra	129	12	13	120	6	9	n/m	n/m	-	-	-	-	-	-
Other R&I	182	(14)	(16)	22	(67)	79	(17)	(20)	76	74	68	5	(6)	(6)
R&I	6,625	10	8	2,863	-	1,610	19	14	1,494	22	16	658	12	14
Beyfortus	147	(34)	(34)	84	(39)	-	-	-	61	(26)	(27)	2	(17)	(29)
FluMist	172	30	29	19	(3)	7	n/m	n/m	102	24	24	44	52	49
Other ID	136	(38)	(41)	(1)	(38)	106	(34)	(38)	21	(43)	(48)	10	(60)	(57)
ID*	455	(21)	(22)	102	(34)	113	(30)	(34)	184	(9)	(10)	56	(1)	(2)
Ultomiris	4,016	16	16	2,190	12	306	73	73	915	19	14	605	11	16
Soliris	1,076	(25)	(26)	595	(30)	311	(5)	(7)	89	(44)	(47)	81	(24)	(23)
Strensiq	1,641	38	37	1,332	40	111	81	67	104	17	12	94	11	17
Koselugo	585	17	15	149	(5)	225	20	17	149	29	23	62	63	72
Other Rare Disease	226	28	25	89	7	51	39	25	60	20	14	26	n/m	n/m
Rare Disease	7,544	12	11	4,355	9	1,004	27	24	1,317	11	6	868	11	16
Other Medicines	707	(5)	(6)	56	14	531	(6)	(8)	60	3	-	60	(14)	(12)
Total Medicines	43,962	7	5	17,851	4	12,289	7	3	9,948	15	9	3,874	4	7

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.
* ID: Infectious Disease

Table 24: Product Sales year-on-year analysis: Q3 2026
For the quarter	World			US		Emerging Markets			Europe			Established RoW
ended 30 September		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	2,087	12	12	888	13	608	21	18	400	7	8	191	(8)	(1)
Imfinzi	1,990	24	26	1,120	23	229	36	35	429	25	27	212	19	29
Calquence	1,065	16	16	696	14	77	26	24	248	24	25	44	2	4
Lynparza	811	(3)	(3)	353	(3)	164	-	(2)	230	(5)	(4)	64	(3)	3
Enhertu	357	39	37	-	-	261	42	40	73	40	41	23	8	4
Zoladex	325	14	10	9	n/m	265	21	16	38	(5)	(5)	13	(41)	(42)
Truqap	210	9	9	144	(10)	20	n/m	n/m	32	83	85	14	56	66
Imjudo	103	23	25	57	4	20	n/m	n/m	15	17	21	11	5	11
Datroway	7	n/m	n/m	-	n/m	6	n/m	n/m	1	n/m	n/m	-	-	-
Etcamah	7	n/m	n/m	7	n/m	-	-	-	-	-	-	-	-	-
Other Oncology	108	2	3	3	64	74	7	5	4	(17)	(3)	27	(10)	-
Oncology	7,070	15	15	3,277	13	1,724	25	22	1,470	15	16	599	2	9
Farxiga	1,605	(25)	(25)	127	(71)	582	(35)	(37)	799	14	16	97	(5)	1
Crestor	332	9	6	9	(25)	300	15	11	-	n/m	n/m	23	(27)	(23)
Lokelma	219	16	17	75	(8)	56	55	50	49	41	43	39	8	15
Seloken	181	13	9	-	n/m	174	14	9	6	3	2	1	6	3
Brilinta	75	(48)	(50)	-	n/m	65	(1)	(5)	9	(61)	(60)	1	(51)	(45)
Wainua	68	16	17	61	11	1	(63)	(32)	5	n/m	n/m	1	n/m	n/m
roxadustat	21	(73)	(74)	-	-	21	(73)	(74)	-	-	-	-	-	-
Baxfendy	9	n/m	n/m	9	n/m	-	-	-	-	-	-	-	-	-
Other CVRM	92	(36)	(34)	(2)	n/m	67	(3)	(4)	13	(70)	(68)	14	(4)	5
CVRM	2,602	(19)	(20)	279	(58)	1,266	(19)	(21)	881	9	11	176	(6)	-
Symbicort	666	(10)	(11)	227	(26)	236	5	2	129	(4)	(4)	74	(6)	(5)
Fasenra	602	13	14	355	8	57	n/m	95	131	7	8	59	18	25
Breztri	374	16	14	170	2	121	45	37	56	15	17	27	12	16
Tezspire	188	58	61	-	-	20	n/m	n/m	120	53	53	48	51	58
Saphnelo	235	31	32	198	27	7	94	88	21	60	66	9	29	38
Pulmicort	109	18	16	2	n/m	90	25	23	11	(9)	(10)	6	(32)	(22)
Airsupra	42	(7)	(4)	42	(3)	-	n/m	n/m	-	-	-	-	-	-
Other R&I	52	(3)	(3)	7	(43)	24	(2)	(4)	19	28	28	2	11	(12)
R&I	2,268	9	9	1,001	(1)	555	25	21	487	15	15	225	11	16
Beyfortus	76	(19)	(20)	23	(34)	-	-	-	52	(12)	(12)	1	-	-
FluMist	146	20	20	21	7	6	n/m	n/m	102	24	24	17	(11)	(7)
Other ID	44	(24)	(25)	-	n/m	36	(8)	(12)	5	(54)	(52)	3	(65)	(55)
ID*	266	(3)	(3)	44	(19)	42	5	1	159	5	5	21	(24)	(22)
Ultomiris	1,432	17	19	792	15	116	82	86	310	14	16	214	7	15
Soliris	298	(35)	(35)	181	(34)	63	(38)	(37)	28	(40)	(42)	26	(29)	(27)
Strensiq	588	33	34	473	28	46	n/m	n/m	36	13	15	33	12	23
Koselugo	238	6	9	55	7	110	(2)	-	50	13	15	23	47	59
Other Rare Disease	77	20	24	31	7	17	2	(1)	19	18	22	10	n/m	n/m
Rare Disease	2,633	9	10	1,532	8	352	15	17	443	8	9	306	8	16
Other Medicines	227	(2)	(3)	14	48	172	-	(1)	21	(9)	(13)	20	(30)	(24)
Total Medicines	15,066	5	5	6,147	2	4,111	5	3	3,461	12	13	1,347	2	9

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.
* ID: Infectious Disease

Table 25: Alliance Revenue: 9M 2026
For the nine months ended 30 September	2026 $m	2025 $m
Enhertu	1,670	1,291
Tezspire	614	453
Beyfortus	279	252
Datroway	164	38
Other royalty revenue	76	70
Other Alliance Revenue	3	4
Total	2,806	2,108

Table 26: Collaboration Revenue: 9M 2026
For the nine months ended 30 September	2026 $m	2025 $m
Farxiga: sales milestones	80	81
Crestor: sales milestones	32	-
Other Collaboration Revenue	1	12
Total	113	93

Table 27: Other operating income and expense: 9M 2026
For the nine months ended 30 September	2026 $m	2025 $m
Disposal of Zoryve interest	100	-
Other	518	281
Total	618	281

Other shareholder information

Financial calendar

–
Announcement of FY and Q4 2026 results: 9 February 2027

Dividend payment dates

Dividends are normally paid as follows:

–
First interim:  Announced with the half-year results and paid in September

–
Second interim: Announced with the full-year results and paid in March

Contact details

For Investor Relations contacts, click here. For Media contacts, click here.

Addresses for correspondence
Registered office	UK Registrar and Transfer Office	Swedish Central Securities Depository	US Registrar and Transfer Agent
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	Computershare Investor Services PO Box 43078 Providence RI, 02940-3078
UK	UK	Sweden	US
+44 (0) 20 3749 5000	0800 707 1682 (UK only)	+46 (0) 8 402 9000	+1 (888) 697 8018 (US only)
	+44 (0) 370 707 1682		+1 (781) 575 2844

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu and Datroway, trademarks of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ) (depending on geography); Tezspire, a trademark of Amgen, Inc; and Zoryve a trademark of Arcutis Biotherapeutics, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca’s innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

– the risk of failure or delay in delivery of the pipeline or launch of new medicines

– the risk of failure to meet regulatory or ethical requirements for medicine development or approval

– the risk of failures or delays in the quality or execution of the Group’s commercial strategies

– the risk of pricing, affordability, access and competitive pressures

– the risk of failure to maintain supply of compliant, quality medicines

– the risk of illegal trade in the Group’s medicines

– the risk of reliance on third-party goods and services

– the risk of failure in IT or cybersecurity

– the risk of failure of critical processes

– the risk of failure to collect and manage data and AI in line with legal and regulatory requirements and strategic objectives

– the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce

– the risk of failure to meet sustainability targets, regulatory requirements or stakeholder expectations with respect to the environment

– the risk of failure to meet regulatory and ethical expectations on commercial practices, including anti-bribery/anti-corruption, anti-fraud and scientific exchanges

– the risk of the safety and efficacy of marketed medicines being questioned

– the risk of adverse outcome of litigation and/or governmental investigations

– intellectual property-related risks to the Group’s products

– the risk of failure to achieve strategic plans or meet targets or expectations

– the risk of geopolitical and/or macroeconomic volatility disrupting the operation of the Group’s global business

– the risk of failure in internal control, financial reporting or the occurrence of fraud

– the risk of unexpected deterioration in the Group’s financial position.

Glossary

1L, 2L, etc                         First line, second line, etc
6MWT                              Six-minute walk test
ADC                                 Antibody drug conjugate
aHUS                                Atypical haemolytic uraemic syndrome
AI                                      Aromatase inhibitors
AL                                     Amyloid light chain
ANDA                               Abbreviated New Drug Application (US)
ASBMR                            American Society for Bone and Mineral Research
ATTR / -CM / -PN            Transthyretin-mediated amyloid / cardiomyopathy / polyneuropathy
BC                                     Breast cancer
BCG                                  Bacillus Calmette-Guérin therapy
BPI-SF                              Brief Pain Inventory - Short Form
BRCA / m / wt                  Breast cancer gene / mutation / wild-type
BTK                                  Bruton tyrosine kinase
CDK4, CDK6                   Cyclin-dependent kinase 4 / 6
CER                                  Constant exchange rates
CHMP                               Committee for Medicinal Products for Human Use (EU)
CI                                      Confidence interval
CLDN-18                          Claudin-18
CLL                                  Chronic lymphocytic leukaemia
CN                                    China
COPD                               Chronic obstructive pulmonary disease
CRSwNP                          Chronic rhinosinusitis with nasal polyps
CV                                    Cardiovascular
CVRM                              Cardiovascular, Renal and Metabolism
DSQ                                  Dysphagia Symptom Questionnaire
EBITDA                           Reported Profit before tax after adding back Net finance expense, results from joint ventures and associates, and charges for Depreciation, amortisation and impairment
EFS                                   Event-free survival
EGFR / m                         Epidermal growth factor receptor gene / mutation
EGPA                               Eosinophilic granulomatosis with polyangiitis
EPS                                  Earnings per share
ER                                    Oestrogen receptor
ERS                                  European Respiratory Society
ESC                                  European Society of Cardiology
ESMO                              European Society for Medical Oncology
ESR1 / m                          Oestrogen Receptor 1 gene / mutation
ES-SCLC                         Extensive stage small cell lung cancer
EU                                   Europe (in financial tables) or European Union
EVH                                Extravascular haemolysis
FDA                                US Food and Drug Administration
FDC                                Fixed dose combination
FY                                   Full year / Financial year
GAAP                             Generally Accepted Accounting Principles
GAAP                             Generally Accepted Accounting Principles
GEJ                                 Gastro oesophageal junction
GI                                    Gastrointestinal
gMG                                Generalised myasthenia gravis
GU                                  Genito-urinary
GYN                               Gynaecological
HER2 / +/- /low /m         Human epidermal growth factor receptor 2 gene / positive / negative / low expression / mutant
HES                                 Hypereosinophilic syndrome
HPP                                 Hypophosphatasia
HR / + / -                         Hormone receptor / positive / negative
HRD                                Homologous recombination deficiency
HSCT-TMA                     Hematopoietic stem cell transplantation-associated thrombotic microangiopathy
HSPC                               Hormone-sensitive prostate cancer
IAS / B                             International Accounting Standards / Board
IASLC                             International Association for the Study of Lung Cancer
ICS                                  Inhaled corticosteroid
ID                                    Infectious Disease
IDMC                              Independent Data Monitoring Committee
IFRS                                International Financial Reporting Standards
IgAN                               Immunoglobulin A nephropathy
IHC                                 Immunohistochemistry
IL-5, IL-33, etc               Interleukin-5, interleukin-33, etc
JP                                    Japan
LABA                             Long-acting beta-2 agonist
LAMA                            Long-acting muscarinic-antagonist
LOE                                Loss of exclusivity
m                                     Metastatic (e.g. mBTC , mCRPC)
MASH                            Metabolic dysfunction-associated steatohepatitis
MCL                               Mantle cell lymphoma
MET                               Mesenchymal-epithelial transition
MIBC                             Muscle-invasive bladder cancer
n/m                                 Growth rate not meaningful
NGP                               Next-generation propellant
NME                              New molecular entity
NMIBC                          Non muscle-invasive bladder cancer
NMOSD                         Neuromyelitis optica spectrum disorder
NRDL                            National reimbursement drug list
NSCLC                          Non-small cell lung cancer
o Oral                             (e.g. oGLP1, oPCSK9)
OS                                  Overall survival
PARP / i / -1sel               Poly ADP ribose polymerase / inhibitor /
                                                                                -1 selective

PD-1                                Programmed cell death protein 1
PD-L1                             Programmed death-ligand 1
PFS                                 Progression-free survival
PNH                                Paroxysmal nocturnal haemoglobinuria
PR                                   Partial response
PTEN                              Phosphatase and tensin homologue gene
R&I                                 Respiratory & Immunology
RR                                  Relative reduction
SEC                                Securities Exchange Commission (US)
SG&A                            Sales, general and administration
TKI                                 Tyrosine kinase inhibitor
TNBC                            Triple negative breast cancer
UEGW                           United European Gastroenterology Week
VBP                               Volume-based procurement
VEGF                            Vascular endothelial growth factor
WCLC                           World Conference on Lung Cancer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 October 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary